Exhibit 99.1

2020 CNOOC Limited

Environmental, Social and Governance Report

Report Information

Name of Organization

CNOOC Limited (“the Company”, or “we”)

Reporting Period

From January 1, 2020 to December 31, 2020. The report may include information beyond the reporting period in order to keep the information consistent.

Scope of the Report

CNOOC Limited and its subsidiaries.

Contents of the Report

Vision and commitment of the Company’s Corporate Social Responsibility (“CSR”), common practices, and other key achievements in the course of performing CSR.

Data

The data in the report is derived from CNOOC Limited’s internal statistical reports, company documents and reports, third-party surveys and interviews.

Reporting Languages

Chinese and English (should there be any discrepancies, please refer to the Chinese version.)

Reference

This report refers to the Environmental, Social and Governance Reporting Guide issued by the Stock Exchange of Hong Kong Limited (HKEx), the 10 Principles of UN Global Compact, the GRI Sustainability Reporting Standards issued by the Global Reporting Initiative (GRI), the Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Reporting Guidance for the Oil and Gas Industry by IPIECA.

Report Verification

An independent limited assurance engagement on selected data and performance claims (“the Subject Matter Information”) of 2020 was conducted against this report by Deloitte Touche Tohmatsu Certified Public Accountants LLP.

An electronic version of this report is available on the Company’s website at www.cnoocltd.com and hard copies are available upon request.

Board’s Office of CNOOC Limited

Address: No.25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, P.R.China

Postcode: 100010

Email: mr@cnooc.com.cn

Website: www.cnoocltd.com

Contents

About Us	6
Chairman’s Statement	7
Vision and Commitments	10
Materiality Analysis	11
Topic 1 Overcoming the COVID-19 Challenge in 2020	14
Topic 2 Pursuing the Low-carbon Strategy, Driving Energy Transition	18
Corporate Governance	24
Governance Standards	24
ESG Management	27
Risk Management and Internal Control	29
Audit and Supervision	31
Business Ethics	32
Energy Supply	35
Product and Service	36
Technological Innovation	39
Supply Chain Management	41
Safety and Health	44
Production Safety	44
Employee Health	52
Environmental Protection	53
Response to Climate Change	56
Emissions Management	63

Ecological Protection	65
Care for Employees	68
Risk Analysis	68
Human resource management risks	68
Employment Policies	68
Employee Development	72
Staff Care	78
Social Contributions	80
Economic Contributions	80
Maritime Rescue	80
Public Welfare	82
Appendix	87
Key Performance Data	87
Independent Assurance Report	89
ESG Reporting Guide Index	90
TCFD Disclosure Index	95
International Petroleum Industry Environmental Conservation Association(IPIECA )Guide Index	96

About Us

CNOOC Limited, incorporated in the Hong Kong Special Administrative Region in August 1999, was listed on the New York Stock Exchange (code: CEO) and the Stock Exchange of Hong Kong Limited (code: 00883) on February 27 and 28, 2001, respectively. The Company was included as a constituent stock of the Hang Seng Index in July 2001. The Company was listed on the Toronto Stock Exchange (code: CNU) on September 18, 2013.On February 26, 2021, NYSE announced to commence delisting proceedings of American Depositary Shares ("ADSs") of the Company. On March 10, 2021, the Company requested for review of NYSE's determination.

The Company is the largest producer of oﬀshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in exploration, development, production and sale of crude oil and natural gas.

At present, the Company’s core operation areas include Bohai, the Western South China Sea, the Eastern South China Sea and the East China Sea in oﬀshore China. The Company has assets in Asia, Africa, North America, South America, Oceania and Europe.

As of 31 December 2020, the Company owned net proved reserves of approximately 5.37 billion BOE, and its average daily net production was 1,443,201 BOE. The Company had total assets of approximately RMB 7,213 billion.

Unless otherwise stated, all amounts of reserve and production in this annual report include reserve and production accounted for by equity method.

Chairman’s Statement

Climate change represents a universal crisis for mankind. Carbon neutrality, therefore, serves our common interest. In September 2020, President Xi Jinping pledged at the UN General Assembly that China would hit peak carbon dioxide emissions before 2030 and achieve carbon neutrality by 2060. These goals have helped boost the global trends of sustainable development and green recovery in the post-COVID era.

As a responsible corporate, CNOOC Limited seeks the harmonious development of economy business and society, and human and nature. This past year, we united to fight COVID-19 with scientific effectiveness, and withstood the serious impact of low oil prices. While securing steady increase in energy supply and economic benefits, we promoted energy transition and green development, strengthened our efforts in environmental protection, energy conservation and emission reduction, carried out planning and emissions and carbon neutrality, and made new progress in relevant tasks.

Fighting the pandemic with concerted efforts, undertaking responsibility of CNOOC Limited. Just as jade needs to be polished, so one needs to go through trials and tribulations to be strong. In the great fight against the pandemic, CNOOC Limited insisted on putting the safety and health of our employees first. Through rapid, effective and people-oriented response and mobilization, and scientific and precise strategy, we built a strict line of defense to protect the lives and safety of our staff, ensured zero infection among Chinese employees, who worked onshore and offshore in China and abroad. Facing the same challenges together, we also offered support and help to others in need by proactively donating money and materials in the countries and regions in which we operate, and carried out international cooperation to fight the pandemic by exchanging and sharing first-hand experience and measures of pandemic prevention and control with the local governments and partners.

Pursuing the low-carbon strategy, driving energy transition. Alongside China’s goal of peak carbon dioxide emissions and carbon neutrality, CNOOC Limited supports the global trend of energy transition and green development to make active response to climate change. To practice the green and low carbon strategy, we improved the supply capacity of natural gas, cultivated a new energy industry, and accelerated the construction of “Green Oilfields” and “Green Factories”, which reflected our determination to tackle climate change and our commitment to global sustainable development. Firstly, we continued to increase the supply of clean energy and promote the development of key natural gas projects. The Bozhong 19-6 condensate gas field pilot project, which came onstream in 2020, and the Lingshui 17-2 gas field, which is scheduled to commence production in 2021, will provide low-carbon and safe energy for the Bohai Rim region and Guangdong, Hong Kong and Hainan respectively. Secondly, we promoted the comprehensive utilization of marine energy by actively facilitation the construction of offshore wind power projects. As of the end of 2020, 57 turbines in our first offshore wind power project were connected to the grid to generate electricity.Thirdly, we adhered to the philosophy of “integration and coordination between development activities and environmental protection” and integrated sustainability into the whole value chain, by designing measures for management control at source, promoting digital and intelligent construction, and implementing the Bohai Bay onshore power project.

Cultivating safety culture, laying solid foundation for safe production and operation. In 2020, aiming to be a world leader in safety and environmental protection, CNOOC Limited upheld our core values of “safety first, environment paramount, people oriented and assetintegrated”, continued to implement our Health, Safety and Environment Management System Framework, heavily promoted a safety culture characterized by “people orientation, execution and intervention”, and enhanced the level of operational safety and emergency responses, thereby fully covering the integrity management of oil and gas fields domestic and abroad and delivering the best performance in production safety in nearly six years, which laid a solid foundation for production safety and high-quality development of the Company.

Adhering to people-oriented principle, actively assuming social responsibility. CNOOC Limited regards employees as the most valuable resource and asset. To achieve the common growth of the business and our staff, we adopt people-oriented approach and implement the strategy of “promoting corporate development with high-quality talent” by continually identifying and training new talents. We also care for the physical and mental health of employees, protect their rights and interests in various aspects, and strive to share our fruitful results with all employees. At the same time, as a responsible corporate, we uphold our commitment to contributing to the society and creating a harmonious environment. We join hands with stakeholders to make positive contributions to the public good by continuously providing maritime rescue services, carrying out poverty alleviation activities, facilitating community development and participating in voluntary services. To this end, we donated nearly RMB 93.30 million in 2020.

Looking back on 2020, we fought through adversities with hard work and diligence and eventually achieved fruitful results. In particular, the Company garnered numerous awards including the “Gold Award” in the 2020 ESG Corporate Awards by The Asset and “2020 All-Asia Executive Team Awards” by Institutional Investor. We rose to eighth in the Platts Top 250 Global Energy Company Rankings for 2020 and thirteenth in the Brand Finance Oil & Gas 50 in 2021. To maintain our market reputation, we will proactively respond to the Ten Principles of the UN Global Compact and the new Guidance Letters of HKEx, attach great importance to the concerns of all parties, make continuous progress in ESG management, continually improve the transparency of our ESG disclosure, maintain good communication with stakeholders, and strive to be an industry leader.

The road ahead is long and full of challenges, but we will persevere. In 2021, CNOOC Limited will maintain its strategic focus, act ambitiously and responsibly, and uphold the idea of “coordinated development of economy, environment and society” and “win-win cooperation with stakeholders”, thereby striding forward on the great journey of achieving high-quality development and building ourselves into a world-class energy company.

Chairman: Wang Dongjin

April, 2021

Vision and Commitments

We are committed to sustainable development; therefore, we will develop existing natural resources in a safe, efficient, and environmentally-friendly manner and provide society with clean, reliable and stable energy that meets people’s reasonable energy demand. The economy, environment, and society form three cornerstones for us to use to devote our businesses to energy resource development and value creation. As our business and economic contributions grow steadily, we will press ahead on the road of environmental protection and social progress. Continued eﬀorts will be made to integrate economic, environmental and social factors to drive the sustainable development of the Company.

The Company believes that sustainable development should not only depend on the knowledge, beliefs and ideas of management or employees. We must also integrate sustainability into our corporate management systems to make it part of our corporate culture.

We constantly assess our performance and make improvements and adjustments; this ensures our operations and management are more environmentally-friendly, efficient and safer, and achieves balance in the development of the economy, environment and society.

CNOOC Limited strives to be

•   A driving force for the supply of sustainable energy

•   A motivational force for joint progress of stakeholders and society

•   A dominating force for clean, healthy and green energy development models

CNOOC Limited is committed to

•   Ensuring the stable supply of energy in the world and enhancing supply capacity

•   Pursuing sustainable development and producing clean energy

•   Operating in compliance with laws and regulations and adhering to a high standard of business ethics and corporate governance

•   Exploiting resources in a safe and environmentally-friendly way and responding actively to climate change

•   Proactively participating in community-building activities and making contributions to the general welfare

•   Respecting the rights and interests of stakeholders and pursuing a win-win situation

Materiality Analysis

The Company, in accordance with the requirements of the Environmental, Social and Governance Reporting Guide issued by the Stock Exchange of Hong Kong Limited (HKEx), has understood the opinions of stakeholders on our environmental, social and governance (ESG) issues, identified issues that stakeholders are potentially concerned with and determined their importance, and finalized the extent and scope of issue disclosure for more accurate and comprehensive disclosure of ESG information by means of questionnaire surveys, business review and discussion, ESG performance benchmarking and internal workshops.

1. Collection of relevant issues	The identification of substantive issues was conducted by an independent third-party consultant of the Company. The evaluation collected 20 issues related to the economy, environment, labor and human rights. These key issues were derived from a wide range of data, including the Environmental, Social and Governance Reporting Guide of the HKEx, GRI Index, opinions of relevant parties, policies and management strategies of the Company, industry benchmarking, ESG rating system analysis, internal publications and media coverage.
2. Survey on the degree of concern	The independent consultant of the Company conducted a questionnaire survey on seven major stakeholder groups respectively and invited stakeholders to evaluate the importance of these issues. A total of 497 valid questionnaires were collected.
3. Analysis of influence on operations	We solicited opinions from the senior management of CNOOC Limited and evaluated the importance of these issues to CNOOC Limited, from the perspective of the Company.
4.Determination of the order of issues	On the basis of the above analysis results, we collected data and made an analysis according to two indicators, namely the importance of these issues to stakeholders and to CNOOC Limited, and presented these issues in a matrix. This Materiality Matrix will serve as an important reference for future strategy development, goal setting and continuous information disclosure.

The analysis results of the importance of CNOOC Limited’s ESG issues in 2020 are as follows:

Extent of Importance	Order	Materiality	Scope
High	1	Production safety	Operation and Development Issues
	2	Occupational health and safety	Labor and Community Issues
	3	Sustainable profitability	Operation and Development Issues
	4	Risk control	Operation and Development Issues

	5	Response to climate change	Environmental Issues
Medium	6	Employees’ rights and interests	Labour and Community Issues
	7	Scientific research and technological innovation	Operation and Development Issues
	8	Emissions and waste management	Environmental Issues
	9	Employee training and career development	Labor and Community Issues
	10	Stable energy supply	Operation and Development Issues
	11	Development of clean energy	Environmental Issues
	12	Staff diversification and equal employment	Labour and Community Issues
	13	Anti-corruption	Operation and Development Issues
Low	14	Product quality management	Value Chain Issues
	15	Protection of biodiversity and environmentally sensitive areas	Environmental Issues
	16	Community development and contribution	Labour and Community Issues
	17	Supply chain management	Value Chain Issues
	18	Investment in social welfare	Labour and Community Issues
	19	Customer service management	Value Chain Issues
	20	Material and resource-saving	Environmental Issues

Topic 1: Overcoming the COVID-19 Challenge in 2020

Highlights:

•           No coronavirus infection was reported among Chinese employees, at home, abroad, onshore and offshore

•           Domestic exploration, well drilling and production in China resumed in full by late February

•           All construction projects resumed normal operations in early March

•           90% of projects got underway ahead of schedule. Net production reached a record high

•           No major accidents were recorded

•           Coordinated promoted normalized epidemic prevention and control and the Company's operation

Upon the outbreak of COVID-19, CNOOC Limited insisted on putting the safety and health of our employees first. We pressed ahead with work and production but practiced epidemic prevention and control. As a result, no Chinese employees at home or abroad, were infected with coronavirus in 2020.

Establishing Reliable Epidemic Prevention

Carrying out coordinated guidance and shouldering responsibility, CNOOC Limited worked tirelessly to establish an internal joint epidemic prevention and control system and mechanism, examined and developed various preventive measures for the pandemic at great length, and conducted full mobilization and all-round arrangements to ensure orderly anti-epidemic work.

Development of a Prevention and Control System

We swiftly set up a robust, effective, three-tier system:

●	A leadership group arranged and mobilised our epidemic prevention and control

●	Six teams, led by relevant departments, handled guidance, supplies, information, publicity, logistics and legal protection respectively

●	Special teams at branch and subsidiary level took charge of organising and implementing prevention and control

Preventing and Controlling Infection

In the early stage of the pandemic, we controlled potential sources of infections and cut off transmission routes:

●	We immediately surveyed the travel routines of personnel, and placed at-risk employees under medical observation at home for 14 days

●	We conducted temperature checks at entrances to operation sites and workplaces. Any abnormalities were reported and handled promptly. At offshore operations with closed and densely-populated spaces, all staff were placed under 14-day medical observation

●	To protect domestic and overseas personnel, we controlled travel abroad

●	We used multimedia channels such as WeChat and Website to release official information in a timely manner and to promote scientific prevention information. We issued 50,000 reminder cards on epidemic prevention and control to employees

●	All branches and subsidiaries were required to report cases and relevant actions on a daily basis. These covered employees, contractors and family members

Caring for Staff

Acting on the principle of putting people and life first, we ensured staff care was in place:

●	We issued epidemic prevention supplies to all employees

●	We provided free, video-based outpatient services

●	We established an online platform for the overseas COVID-19 service center

We opened a free mental health hotline and provided counselling

Our branches and subsidiaries contributed funds and supplies for pandemic relief:

Tianjin branch donated RMB 2 million

Hainan branch donated RMB 820,000 supplies

China United Coalbed Methane Co., Ltd. donated RMB 1.225 million supplies

We made a further 14 donations for pandemic relief in 8 countries

Developing Defenses Overseas

Amid the explosion of COVID-19 cases abroad, we also prioritized pandemic prevention and control overseas. We established an overseas leading group for pandemic prevention and control. Overseas units and teams acted swiftly to monitor the situations in their countries. Depending on regional risk levels, they implemented measures such as working from home and quarantine.

We established a 24-hour hotline for prevention, control and emergencies, established support teams to care for staff, set up a special fund for prevention and control, and expanded our Blue Force volunteer team. We increased logistics support, provided protective equipment, rotated personnel with extra service, implemented the “one-to-one” care project which helped overseas employees and their families to deal with material difficulties.

All overseas units developed contingency plans and communicated with International SOS to ensure that we could conduct cross-border rescues and protect personnel and production. This ensured our operations were unimpeded and business progressed.We shared our anti-pandemic experiences and good practices with contractors and partners in our areas of operation. Their ability to draw on these proved helpful when the pandemic peaked overseas.

Ryan M. Lance, CEO of ConocoPhillips said during an interview at Cambridge Energy Research Associates Week,

“We weathered the COVID-19 crisis and maintained operations without layoffs. In working with our partner, CNOOC, we came up with a protocol that said there was about a 14-day incubation period for the virus, send people offshore and have them work for 14 days and then the next group coming in would have to self-quarantine and isolate for 14 days. It really helped us work through the operational protocol that then was applied to the North Slope of Alaska, and to our offshore operations in Norway and elsewhere around the whole world."

Resuming Work and Production

Amid the pandemic, we established a group to lead the work in a timely manner. We improved contingency plans, coordinated efforts to address the challenges faced by all units.

We planned transport routes and developed anti-pandemic transport measures. We strengthened communication with maritime departments to coordinate and dispatch vehicles, ships, helicopters and other means of transport by land, water and air for personnel working offshore, following a mandatory 14 days of medical observation.

Offshore shiftwork proceeded smoothly. Personnel were screened for symptoms and their temperatures were monitored. Ships and offshore platforms reported zero coronavirus infection.

Beyond China, we responded to the calls of the governments in the areas in which we operate. Our assets were protected and we provided communities with stable energy supplies.

By late February 2020, domestic exploration, development, well drilling in China had fully resumed. All domestic offshore oil and gas fields in production proceeded at normal rates. In early March, all construction projects resumed. 90% of new projects commenced ahead of schedule, and net production reached a record high. No major safety production accidents were reported.

Normalizing Prevention and Control

Facing the challenges of COVID-19, we shouldered heavy responsibility and delivered outstanding results. As the pandemic was brought under control in China, we aligned with the country’s policy of preventing imported cases and domestic relapse by embedding prevention and control in everyday production and business.

We have kept our goal to remain zero infections. Accordingly, we strengthened the duties of administrative divisions, units and individuals, drew up contingency plans, developed a robust network of normalized prevention and control, and put great effort into ensuring the supply of anti-pandemic materials to our employees.

Amid sporadic cluster outbreaks in China, we closely monitored abnormalities and changes in medium and high-risk areas, so as to be prepared to issue prompt warnings. We investigated outbreaks and handled them in accordance with our requirements and those of local governments until the risk abated.

The normalization of prevention and control system helped our business proceed smoothly. We helped combat the pandemic while pushing forward our own development.

Topic 2: Pursuing the Low-carbon Strategy, Driving Energy Transition

There is a global trend of energy transition and green development. Accordingly, our branches prepared implementation schemes. We aim to pursue a low-carbon strategy, increase the supply of clean energy and promote green development.

When the national goals of having CO2 emissions peak before 2030 and achieving carbon neutrality before 2060 were announced, we responded. We established working groups and a designated department to conduct research and formulate a roadmap.

The Practice of Low-carbon Strategy

Improve the supply capacity of natural gas	● Promote key natural gas projects ● Strengthen exploration development of onshore unconventional natural gas
Explore new energy development	● Offshore wind power ● Renewable energy utilization

(photovoltaic power)
Promote green, low-carbon production	● Source control ● Change of energy supply pattern ● Smart low carbon

Targets:

From 2021 to 2025, we will reduce cumulative CO2 by over 1.5 million tons

By 2025, natural gas will account for an estimated 30% of total oil and gas production

By 2025, we will invest approximately 5% of capital expenditure in the new energy field every year

Improving the Natural Gas Supply

Objectives:

•       We will promote key natural gas projects

•        We will strengthen the exploration and development of onshore unconventional gas

•        By 2025, the production of natural gas will be estimated to account for 30% of the Company’s net production.

CNOOC Limited will intensify the exploration and development of natural gas, improve the supply of natural gas, and strengthen the development of unconventional natural gas so as to provide society with more clean, low-carbon energy options.

Bozhong 19-6 Condensate Gas Field

•       The pilot project came onstream in October 2020

•       By the end of 2020, it achieved daily peak production of 35.32 million cubic feet of natural gas and 5,975 barrels of oil condensate

•       This will substantially alleviate the shortfall in natural gas supply in Northern China

Dongfang 13-2 Gas Field

•       Already safely commerced production, this project is expected to achieve annual peak production of 105.9 billion cubic feet of natural gas

•       The gas is supplied to Southern China and Hainan, invigorating the development of green power in the Guangdong-Hong Kong-Macao Greater Bay Area and the Hainan Pilot Free Trade Port.

Lingshui 17-2 Gas Field

•       This is the first self-operated, large-scale, deepwater gas field cluster in China

•       Scheduled to begin production in 2021, it is expected to have peak production of 58,000 barrel of oil equivalents per day

•       The project will secure a supply of 105.9 billion cubic feet of natural gas to Guangdong, Hong Kong and Hainan

Unconventional Gas

•       Development and production of unconventional gas such as coal seam gas, tight gas and shale gas

•       Annual production of unconventional gas in China reached 38.31 billion cubic feet, a 20% year-on-year increase

Exploring New Energy and Renewable Energy

Objectives:

•       Invest approximately 5% of capital expenditure per year in the new energy field expected from 2021 to 2025

•       Make differentiated choices about our offshore-focused new energy business

•       Speed up the industrialisation and scaled development of offshore wind power by 2025

Offshore Wind Power	Jiangsu Offshore Wind Power Project

•      Our first wind power project, the Jiangsu project, was connected to the grid for power generation in September 2020

•      Its installed capacity is 300 MV, with yearly on-grid energy of 860,000 MW

•      The project can potentially save 279 thousand tons of standard coal and the emission of 571,000 tons of CO2 every year. The latter is equivalent to the total amount absorbed by 286.67 km² of trees

	New Project	• We promote another offshore wind power project orderly

Promoting Green, Low-carbon Production

Objective: • We will expedite the construction of green oilfields and green factories

CNOOC Limited has been consolidating fundamental management. We are dedicated to promoting clean production and sustainable development. We aim to integrate a low-carbon concept into the whole industrial chain, with the construction of green oilfields and factories.

Creating Green Factories
Controlling at Source

•       Tighten control of carbon emissions. Enhance energy-saving management and technological upgrades, to gradually achieve zero routine flaring of conventional gas

•       Advance upgrades of electrical systems and double efforts to use clean fuels, to reduce CO2 emissions in the production process

Changing Energy Supply Patterns	• Change offshore energy-consumption patterns. Explore ground-mounted bulk power systems to supply power to offshore platforms;

•       Expand the application of power networking, waste heat recovery, associated gas recycling and other energy-saving technologies

For example, we installed shore power at Qinhuangdao oilfield and Caofeidian oilfield in Bohai Bay. This saved approximately 64,700 tons of standard coal per year, and reduced carbon dioxide emissions by 170,000 tons – equivalent to the effect of planting 17 million trees.

Promote Smart Low Carbon

•       Carry out pilot on unmanned platforms. So far, 29 unmanned platforms have been put into operation, achieving 11.3% of the total. After unmanned upgrading, 15% of operating cost will be cut each year.

•       Build smart offshore oilfields by integrating intelligent applications. Set up a green, low-carbon, intelligent energy monitoring platform for remote, real-time management.

Green, low-carbon intelligent energy monitoring platform

In 2020, energy monitoring systems were mounted in the Enping Oilfield operation area in the eastern South China Sea, CNOOC Deepwater Development Limited, and the production areas of Weizhou, Wenchang, and Yacheng in the western South China Sea. The energy management center and intelligent applications of CNOOC Dongfang Operation Company are developed at the same time.

(For details, please see Environmental Protection – Response to Climate Change section in our daily energy-saving and emission-reduction measures.)

In 2020, our Hainan branch aligned with the green industrial chain of Hainan Pilot Free Trade Port. As a result, it won the National Green Factory award.

Meanwhile, our Shenzhen branch’s Enping Oilfield operation area and the terminal processing plant of our Shanghai branch’s Lishui 36-1 natural gas field of Shanghai branch won the Green Factory award in the petrochemical industry.

In 2020, our Hainan branch built its green factory.

Comprehensive energy consumption per unit of oil and gas production decreased by 11.8%

Reducing 48,000 tons of standard coal consumption for the year

CO2 emission intensity of oil and gas production decreased by 16.7%

Reducing 125,800 tons of CO2 emission for the year

Water saving of 55,000 tons

Hainan branch’s green factory

Corporate Governance

CNOOC Limited strictly abides by the national laws and regulations and regulatory provisions at places where we operate as well as by our own corporate governance policies. We operate honestly and legally and value risk management and internal control. We emphasize ESG management and the Board of Directors’ participation during the whole process of ESG information disclosure. For audit and supervision, we have a whistleblower protection system and have implemented policies on audit and supervision and anti-corruption among suppliers, third-party agents, and intermediaries to ensure compliant and effective corporate governance.

Risk analysis - Anti-corruption, anti-fraud, anti-money laundering and corporate governance risks

Regulatory guidelines and laws regarding corruption, fraud and money laundering are ever-changing and increasingly tight – as is corporate governance in the countries and regions in which we operate. If we, or our directors, executives and employees, fail to comply, we may be sued or punished, restricted from obtaining resources and access to capital markets, and even subjected to civil or criminal liabilities.

Measures: We have issued a Compliance Manual for Departments and Employees, a Code of Ethics and other compliance rules. We have also established a strict prevention and management system, and strengthened compliance training and awareness, to ensure all directors, executives and employees properly discharge their responsibilities.

Governance Standards

The Company has always upheld and attained high standard of business ethics and the transparency and standard of governance have been recognized by shareholders and also the public. We believe that maintaining high-standard corporate governance is essential to the stable and effective operation, and serves the long-term interests of the Company and shareholders.

In 2020, the Company executed corporate governance policies strictly and complied with the relevant codes on corporate governance from the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). Furthermore, we ensured that all decisions were made on the principles of trust and equity and issued in an open and transparent manner so as to protect the interests of all shareholders.

As at December 31, 2020, the Board of the Company consisted of nine members, including two Executive Directors, three Non-executive Directors and four Independent Non-executive Directors. The responsibilities of the Board include reviewing and approving long-term strategic plans and annual operating plans, and monitoring the execution of these plans; reviewing and approving significant financial and business transactions and other major corporate actions; reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures; and being fully responsible for the Company’s ESG strategy and reporting, evaluating and determining the Company’s ESG-related risks, and ensuring appropriate and effective ESG risk management and internal control systems are in place. The Company holds Board meetings at least four times a year. ESG related issues are set on the agenda of the Board meeting. Three committees have been set up under the Board, namely the Audit Committee, Nomination Committee and Remuneration Committee. Members of these three committees are Non-executive Directors and Independent Non-executive Directors with a high degree of independence. When potential conflict of interests related to Board matters arise, the Independent Non-executive Directors will take the lead in reflecting the opinion of the minority shareholders.

In 2020, there were changes in the directors and the senior management of CNOOC Limited. Mr. Hu Guangjie has been appointed as Executive Director and President of the Company starting on March 20, 2020, and on the same day, Mr. Xu Keqiang, Executive Director, no longer served as President of the Company; Ms. Wen Dongfen has been appointed as Non-executive Director of the Company starting from April 27, 2020; and Mr. Li Yong has been appointed as Vice Chairman, Non-executive Director, and member of the Remuneration Committee of the Company starting from September 29, 2020, and on the same day, Mr. Wang Dongjin, Chairman and Non-executive Director, no longer served as the member of the Remuneration Committee of the Company.

CNOOC Limited Organizational Structure of Board of Directors

Board
Audit Committee	Nomination Committee	Remuneration Committee
Tse Hau Yin, Aloysius Independent Non-executive Director(Chairman, Financial Expert)	Wang Dongjin Chairman of CNOOC and Non-executive Director (Chairman)	Chiu Sung Hong Independent Non-executive Director (Chairman)

Lawrence J. Lau Independent Non-executive Director Chiu Sung Hong Independent Non-executive Director	Lawrence J. Lau Independent Non-executive Director Qiu Zhi Zhong Independent Non-executive Director	Tse Hau Yin, Aloysius Independent Non-executive Director Li Yong Vice-Chairman of CNOOC and Non-executive Director

The Board adopted a board diversity policy in August 2013. Since the adoption of the policy, the Board has observed the policy and took into account the objectives set out in the policy in reviewing Board composition. In particular, in selecting the candidates for Non-executive Director, the Board not only considers the expertise, experience and industry-specific background of the candidates but also takes into account other factors such as gender, cultural background and diversified vision of the candidates. In selecting candidates for Executive Director, the Board considers their expertise and background in the oil and gas industry, leadership and management skills, and experience and length of service in the industry.

The Company believes the active involvement of Non-executive Directors and Independent Non-executive Directors makes the management and decision-making of the Board and the Committees more objective and independent. As of the end of the reporting period, the Company has received annual confirmations from all our Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company believes that all Independent Non-executive Directors are independent.

In order to ensure that directors can discharge their responsibilities properly, the Company provides all the newly-appointed directors of the Board with comprehensive, formal and tailored instructions on appointment and training in order to enable them to keep abreast of the latest developments in the Company’s business and operation; it also provides instructions related to their responsibilities under common law, the Listing Rules, and other laws and regulations and regulatory requirements, as well as the Company’s business and governance policies. Some directors also participated in the training programs conducted by external professional agencies regarding updates of regulation rules and directors’ responsibilities. Directors submitted to the Company their training records on a regular basis, and the Company kept them updated at regular intervals on the continuing obligations of listed issuers and their directors as well as on the Company’s business and operation status.

The Company has established open and transparent communication channels for minority shareholders to maintain close ties and smooth communication with the Company. We have also set up a dedicated section on the Investor Relations page of our website to inform the Company’s shareholders in an open and transparent manner of important events and invite them to participate in the Company’s Annual General Meeting, Extraordinary General Meeting and other activities. We also invite the minority shareholders to take part in annual panel discussions and conference calls, so that they can have a better understanding of the Company’s operation.

Awards & Honors of the Company in Corporate Governance in 2020

In January, awarded 4th Golden Hong Kong Stocks Awards - Most Valuable Energy & Resources Company

In July, awarded Institutional Investor’s 2020 All-Asia Executive Team Awards–“Most Honored Company”, Oil and Gas Sector’s“Best CFO”, “Best IR Professional”, “Best IR Team”, “Best IR Program” and “Best ESG”

In October, awarded “Best Investor Relations Company”, “Asia’s Best CEO (Investor Relations)”, and “Asia’s Best CFO (Investor Relations)” at the 10th Asian Excellence Award

In December, awarded 2020 China Securities Golden Bauhinia Awards – “Best Listed Company”, “Best CEO for Listed Company”, “Best CFO for Listed Company” by Hong Kong Ta Kung Wen Wei Media Group; “Gold Award” in The ESG Corporate Awards 2020 by The Asset

ESG Management

CNOOC Limited has incorporated ESG management into corporate governance. The Board is the highest decision-making body for ESG matters, and it takes overall responsibility for the Company’s ESG strategies and reporting. Its responsibilities include evaluating and identifying ESG risks, ensuring the establishment of appropriate and effective ESG risk management and internal control systems, and overseeing and managing ESG goals and work progress. The Company has established an ESG Audit Committee, which is responsible for evaluating and auditing the Company’s ESG reports and submitting them to the Board. The director of this Committee is undertaken by the CEO, and its members are executives of the Company.

CNOOC Limited has also founded a working group for the Audit Committee. The members of the working group include heads of the Board’s Office, QHSE Department, Human Resources Department, and other related departments. Following the instructions of the ESG Audit Committee, the working group is responsible for preparing ESG reports, regularly reporting progress to the Committee, and handling other works assigned by the Committee. Meanwhile, the Board receives a special report on safety and environmental protection from the Company’s Chief Safety Officer once a year and a report on risk control and compliance from the Company’s executives at least twice a year. It also reviews corporate governance reports; working reports on internal control, risk management and compliance management; ESG reports, and the results of communication between stakeholders and analysis of material issues so as to ensure the whole-process involvement of the Board in ESG management and disclosure.

We embed ESG in our daily risk management. Risks are identified and evaluated by experts from different departments and projects. This identification takes into account our objectives, classification methods and norms, as well as changes in our internal and external environments.

The possibility and consequences of every type of risk are evaluated in terms of their impact on the environment, personnel, our reputation and finance. The implementation of countermeasures is tracked and regularly reviewed to ensure that risks at all levels are adequately monitored and handled.

The Board performed the following works on ESG in 2020:

•	We reviewed on the ESG report, and made decisions about related material matters.

•	We reviewed on action plan for compliance system including establishing compliance functions, a basic compliance management system, and an employees' compliance manual.

•	We listened to reports on – and monitored the operation and efficacy of – our risk management and internal controls.

•	We listened to reports on health, safety and environment issues.

Board
CEO (Director)	ESG Audit Committee	Executives (Members)
Working group of ESG Audit Committee
Board's Office Oil and Gas Sales Department President’s Office QHSE Department Equipment Department Risk&Compliance Office Human Resources Department Audit Department Legal Department

Risk Management and Internal Control

The Board ensures that the Company establishes and maintains appropriate and effective risk management and internal control systems and regularly reviews their effectiveness. The Board receives reports on risk management and internal control systems from the Company’s executives twice a year. All major risks are reported to the Board which also evaluates the risks and their response plan.

With respect to risk management, the Company has set up the Risk Management, Internal Control and Compliance Management Committee (RMICC Committee). The Committee is under the direct leadership of the Company’s CEO who is responsible for organizing and carrying out the work on overall risk management and internal control, constantly improving the Company’s risk management and internal control systems, and delivering regular reports on the status of risk management, internal control and compliance management of the Company. The Company has adopted the ISO 31000 Risk Management

Guidelines, and has established a continuously-improving risk management system covering design, implementation, monitoring, review and other sections, with reference to the risk management framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) of the U.S. Furthermore, the RMICC Committee lays down the overall targets and strategies for the risk management system. The committee identifies, analyzes and assesses the Company’s overall risks, and reviews and approves major risks countermeasures. The Committee is also responsible for keeping track of and periodically reviewing the implementation of such countermeasures so as to ensure that major risks of the Company be sufficiently addressed and monitored.

In regards to internal control, the Company has adopted the internal control framework issued by COSO of the U.S. and established an internal control system and mechanism for finance, operation and compliance monitoring for continuing review and evaluation of internal control of the Company.

In 2020, we defined and refined the compliance responsibilities of the Board, management and executives. We also issued the Compliance Management System Development 2020.

Our Corporate and Employee Compliance Manual, Basic Policies for Compliance Management and other policies and measures detail requirements for all employees, senior executives and directors. These include basic principles and rules for compliance management and consulting, complaint and investigation, violation handling, and prohibited workplace conduct. All staff sign a Commitment to Compliance to demonstrate their awareness of our requirements.

Constructing Compliance Management System

We believe compliance is everyone’s responsibility and should be first implemented at management level. It creates value and it begins with action.

We aim to bolster our compliance management in four aspects:

Creating functional architecture	The Board makes decisions regarding corporate compliance. The RMICC Committee (formerly the Risk Management Committee) establishes and maintains compliance management. The Chief Compliance Officer coordinates the building of compliance management. The director of the RMICC Office is responsible for the committee’s day-to-day operational guidance.

Improving operation mechanism	The goal is to establish and refine closed-loop compliance management: ex-ante risk prevention, interim response monitoring and ex-post constant improvement. We strengthen key aspects such as risk prevention and control, evaluating compliance, establishing accountability and penalties for violation of rules.
Defining institutional systems	Taking the Compliance Management Policy as the general outline, the Code of Ethics and Compliance Manual for Entities and Employees are revised, and in combination with comprehensive management measures or implementation rules as well as compliance guides and operation manuals for key and special areas.
Fostering a compliance culture	Our compliance culture is manifested via management courses, a code of conduct and bottom-line compliance solutions. Training is provided for key areas and key personnel in the form of seminars, quizzes and online classes.

Audit and Supervision

Supervision of our operations is risk control-oriented, internal control-supported and internal auditing-guaranteed. The vertically integrated management and reporting system consists of the Audit Committee, Compliance Officer, Audit Department and Audit Center.

Pursuant to the Audit Law of the People’s Republic of China, China’s Internal Auditing Standards and other laws and regulations, we have published the Internal Audit Management System of CNOOC Limited, the Management Measures for Annual Audit Plans of CNOOC Limited, the Management Measures for Audit Projects of CNOOC Limited, and the Implementing Rules for Internal Control Audit of CNOOC Limited. These apply to our headquarters and to domestic and foreign subsidiaries, to ensure our auditing is thorough. Our documented Implementing Rules for Internal Control Audit of CNOOC Limited concern to audit the completeness and efficiency of management system in qualification approval and evaluation of suppliers and the management of bid evaluation experts.

Observing the guidelines of “Strengthen Internal Control, Prevent Risks and Promote Compliance”, the Company has tightened up full-coverage audit supervision of key areas, important processes and major projects; built up the ability to perceive major risks; strengthened risk control, efficiency and compliance operation; and ensured the sustainable development of the Company. We have also been pursuing a strict policy on rectification and have established an accountability mechanism for audit rectification so as to guarantee that audit rectification is well implemented.

Our headquarters takes full ownership of overseas assets auditing. We have strengthened our supervision of those assets and enhanced our international management.

Financial Control Complaints Reporting Channels and Handling Mechanism

CNOOC Limited has set up permanent and temporary departments and positions to handle complaints and appeals. Both employees and external individuals of the Company can report and file charges and complaints about any violations of disciplines or laws to local executives, discipline inspectors, legal advisers, internal audit departments or other related departments of CNOOC Limited in the form of a letter, visit, phone call, or email. The channels for complaints on financial control are disclosed on the Company’s official website and intranet. The telephone number of the Company for financial control complaints is 86-10-84523416 and the email address is complaint@cnooc.com.cn.

In the Company, complaints and appeals are handled and archived according to the Management Measures for Complaints About Financial Control of CNOOC Limited and reports are sent to the Audit Committee of the Company periodically in order to ensure that all reports are given proper attention, thereby ensuring that all major weaknesses in supervision and reports reach the Audit Committee directly. Company policy clearly stipulates that the whistleblower’s information shall be kept strictly confidential, and corresponding procedures shall be adopted to protect the whistleblower’s information from being leaked and to protect the complainant from retaliation.

Business Ethics

We strictly uphold honesty, trustworthiness and fair competition, guided by the principle, “Everyone dares not, cannot and does not want to be corrupt.” Rigorous systems regulate our behavior and ensure that employees perform their duties properly.

CNOOC Limited strictly observes the policies and regulations on combating corruption, on business ethics, and on upholding integrity, including following regulations such as the Anti-Money Laundering Law of the People’s Republic of China, the Supervision Law of the People’s Republic of China, the Prevention of Bribery Ordinance, and the Anti-Unfair

Competition Law of the People’s Republic of China. We have established rigorous internal punishment mechanisms and management systems that show no tolerance towards employee corruption and malpractices wherever they occur. The email addresses of the Company for handling complaint letters from public whistleblowers are jubao@cnooc.com.cn and zfts@cnooc.com.cn. The Company takes strict measures to protect whistleblowers and their reports. Any staff member is prohibited from keeping, concealing, accessing, extracting, copying, or carrying the materials involved, disclosing the information involved, or having any contact with the person (persons) involved or certain related parties.

In order to ensure integrity and legitimacy in business operation, CNOOC Limited has published the Code of Ethics for Directors and Senior Executives (the “Code of Ethics”) providing guidance and specifying requirements for the Company’s directors and senior executives in terms of regulatory rules, insider trading, improper market conduct, conflicts of interest, corporate opportunities, protection and proper use of corporate assets, and reporting requirements. Anyone who violates the Code of Ethics will be held accountable, and serious violators may even be dismissed from office. Every year, the Code of Ethics is reviewed and amended by the Board and disclosed on the Company’s website.

CNOOC Limited upholds high ethical standards for employees. We have issued the Procedures for Handling Rule Violations, the Regulations on Conflicts of Interest, the Management Measures for Complaints, Whistleblowing and Appeals, and the Management Measures for Complaints About Financial Control, and have established an effective mechanism for punishing and preventing misconduct. At the same time, senior executives and departmental general managers of the Company are equally responsible for upholding integrity.

Compliance Manual for Entities and Employees

Describes the code or standard of conduct that employees should follow in the workplace. It is clearly stated that the Company forbids employees from accepting or giving bribes or kickbacks, and from engaging in circumvention behaviors of any form including accepting bribes or kickbacks through relatives or third parties. The code aims to avoid misconduct by employees at work. Additionally, employees are encouraged to abide by laws, provisions and business rules to avoid conflict of interest.

Procedures for Handling Rule Violations

Specifically details provisions for behaviors that violate the relevant laws of the state and the regulations of the Company. These behaviors include violations of operational discipline, violations of economic discipline, corruption and bribery. The procedures clearly outline punishments for corruption (embezzlement) and bribery, stipulates penalties for economic transactions with contractors or suppliers and states that employees facing criminal liability from breaking the law will be dismissed.

Regulations on Conflicts of Interest

Regulates directors’ and employees’ commercial behaviors, preventing them from bringing risks to the Company due to conflicts of interest. The Regulations on Conflicts of Interest defines activities that may lead to conflicts of interest, such as asking suppliers or clients for rewards of any kind or receiving rewards of any kind from them. It prohibits seeking any benefit from business partners, customers, suppliers, contractors, competitors, or other parties with whom the Company has a business relationship. It also defines measures to protect whistleblowers’ lawful rights and interests.

We have enhanced our anticorruption training, and addressed symptoms and root causes via special campaigns and systems and conducted training in 2020. In the past year, our directors undertook anticorruption and antibribery training, led by external lawyers. This covered cases that violated the law, the provisions of the Foreign Corrupt Practices Act of the U.S. and the consequences of violating it, and anti-bribery laws of China, Britain and Canada. During the year, the Company, led by the headquarters, has conducted 10 training programs on anti-corruption.

Energy Supply

We aim to increase the reserve production of oil and gas, optimize product services and promote technological innovation. And we endeavor to guarantee a supply of oil and gas by focusing on stabilizing and sustaining the supply chain.

Risk analysis—Market risk

Environmental protection in the field of energy is increasingly strict. Many countries have introduced measures such as emission reduction targets, implementing renewable energy proportion plans, imposing high taxes on carbon and issuing strict regulations. This shift may lead to both intense competition in the energy supply market and to large increases in cost.

Measure: Stepping up efforts to explore and develop oil and gas, keeping up with clean energy trends, and raising the percentage of natural gas capacity.

Risk analysis—Technology risk

Exploration and development is competitive. Insufficient core technology could negatively impact on our reserves, production, cost control and management.

Measure: Strengthening our independent science and technology innovation, investing in research and development, strengthening technological breakthroughs and accelerating the digital and intelligent development of our industry and supply chains.

Risk analysis—Information risk

Malicious attacks on our cyber system, and negligence in our cybersecurity or IT systems, could damage our IT infrastructure, interrupt service, and lead to loss or improper use of data or sensitive information, personnel injury, environmental harm, asset damage, legal or regulatory violation and potential legal liability. These will come at a reputational or financial cost.

Measure: Strengthening our cybersecurity, building critical data backup system, maintaining security inspections and vulnerability tests, and raising awareness of cybersecurity among employees.

Product and Service

As a pioneer in China's offshore oil and gas industry, committed to ensuring a stable supply of energy, CNOOC Limited actively seeks innovation and changes by promoting digital transformation and intelligence development to continuously improve its supply and service quality.

Product Supply

In 2020, the Company made efforts to strictly implement epidemic prevention and control measures, vigorously increase the reserves and production levels, further advance cost reduction and efficiency enhancement, firmly facilitate technological innovation ensure safe production with all strength, and accomplish various production and operation tasks.

We strengthened the philosophy of value-driven exploration and enhanced exploration effectiveness. In China, we focused on the exploration of mid-to-large sized oil and gas fields, and enhanced exploration efforts in new areas, new fields, and new types. Overseas, we insisted on exploration management. A total of 16 new discoveries were made throughout the year, and 42 oil and gas bearing structures were successfully appraised.

Meanwhile, steady progress was made in the construction of new projects and more than 20 projects were under construction throughout the year. Nine new projects in offshore China planned to come on stream during the year and Liza oilfield phase I in Guyana were successfully commenced production. Penglai 25-6 oilfield area three project was also put into production during the year. The development and construction of key projects progressed smoothly to support future sustainable development. Among them, we completed the drilling of all development wells and onshore construction for Lingshui 17-2 gas fields project, and the construction of the Lufeng oilfields regional development project was carried out on track.

The Company unswervingly adhered to the goal of increasing reserves and production, strengthened the leading role of technological innovation, reduced cost and enhanced quality and efficiency, and improved the level of refined management. In future, we are committed to promote further production growth, maintain cost competitiveness, focus on investment returns, strengthen the efforts in nature gas exploration and development, optimize the layout of overseas assets, and adhere to the low-carbon development principle as a way to promote sustainable development.

As at December 31, 2020, net proved reserves of approximately 5.37 billion BOE Net oil and gas production 528.2 million BOE All-in cost 26.34 USD/BOE

Shenzhen Branch Guarantees the Natural Gas Supply in Greater Bay Area

Shouldering the social responsibility of guaranteeing the flow of natural gas in winter, our Shenzhen branch spared no efforts to supply a maximum daily volume of 740 million cubic feet. In October 2020, the branch exported 224.24 million cubic feet to Hong Kong.

As of December 31, the Shenzhen branch had exported 1,437.3 billion cubic feet of offshore natural gas to power plants in the Guangdong-Hong Kong-Macao Greater Bay Area, urban gas companies and large industrial users to guarantee an emergency supply. This contributed to the economic development of the Greater Bay Area and to the ongoing fight against air pollution.

Product Quality

CNOOC Limited upholds the principle of “people, safety, integrity, foundation, innovation, quality”. Following these principles, we carry out quality improvement actions, identify quality risks, refine quality management systems, cultivate a culture of quality, and continuously improve quality of products.

Strictly adhering to national laws and regulations such as the Regulations of the People’s Republic of China for Product Quality Management, we practice rigorous quality management. This covers:

●	quality abnormality report

●	quality administration of internal inspection and test institution

●	administration of a quality management system

●	administration of product quality accident

●	administration of quality management group activity

We set up the full-time post of quality, safety and environmental protection strictly in accordance with the requirements during production, strictly adhere to contractual requirements, and domestic and international standards, regarding quality. We invite third-party professionals to conduct independent sampling and undertake self-sampling and joint quality tests with customers. We undertake strict and compliant quality management in an open and transparent manner, and publish objective and truthful reports of the results.

We have strengthened supervision of customer transport of by-products. And we ensure that ships and vehicles meet our standards, to ensure the safety and quality of exported by-products.

By the end of 2020, we had not received any client complaints regarding our crude oil and natural gas products and services. Should any complaint arise, we will communicate with the clients in accordance with national standard GB 36170-2018 and signed contracts, and handle the complaint properly to protect their interests from any loss.

CNOOC Limited upholds the principles People Safety Integrity Foundation Innovation Quality

Cyber Security

To be a smart and digital business, we enhance our information systems to tighten our cybersecurity.

We strictly adhere to the Cybersecurity Law of the People’s Republic of China and the Cryptography Law of the People’s Republic of China. We have stipulated and implemented management policies such as Information Security Management Measures (Trial) and the Information System Security Management Requirements (Trial). And we have released operation manuals such as the Employee Information Security Manual and Information Security Inspection and Accident Handling Procedures (Trial).

Via the operations center at our headquarters, we have achieved dynamic, real-time monitoring of our information assets. Besides, we continually enhance cybersecurity protection via inspections and vulnerability tests to identify and rectify risks.

In 2020, CNOOC Limited organized all business units to strengthen the security protection of the Company's network and information system, and improve the Company's cyber security management and technical level.

There were no major cybersecurity incidents in 2020.

Technological Innovation

We pursue an innovation-driven technology strategy. This gives us a competitive advantage, boosts our production and reserves, and has helps break the bottleneck of major industries in oil and gas exploration and development.

In 2020, we focused on projects that are the basis of a development strategy that leading to 2035. We have also made major scientific and technological achievements and breakthroughs in key areas such as exploration theory, highly efficient development, deepwater engineering and productive maintenance.

We have stabilized the production of Bohai oilfield at 30 million tons with an aim of increasing to 40 million tons. We are aiming for 20 million tons in both Nanhai western oilfield and Nanhai eastern oilfield. These will be the foundation for major technology projects in the seven-year action plan.

We have mastered three innovative technologies: cable separate injection technology, non-cable smart separate injection technology and remote automatic smart separate utilization. These have been applied to 152 wells, achieving the independent adjustment and measurement of the platform with an increase of 96% test efficiency.

We conducted research on the innovative ecology and technological results transformation and transition. We have proposed a preliminary plan of a technological achievement transformation platform positioning the separation of ownership, disposal and usufruct, research and development, as well as the technology incubator. This will lay a solid foundation for our progress and for the technological achievement transformation.

In 2020, CNOOC Limited:

•	Filed patents: 234

•	Obtained authorized patents: 232

•	Carried out technological and innovative projects: 190

•	Gained provincial and ministerial rewards: 4

•	Issued standards: 48

In order to secure and protect intellectual property rights, CNOOC Limited has strictly adhered to relevant laws and regulations such as the Patent Law of the People's Republic of China and Law of the People's Republic of China on Promoting the Transformation of Scientific and Technological Achievements. Besides, CNOOC Limited has stipulated the Intellectual Property Management Measures and the Patent Management Implementation Rules. CNOOC Limited has effectively implemented programs of high-quality development of intellectual property rights and carried out intellectual property rights evaluation on the project approval and acceptance inspection. Apart from that, CNOOC Limited conducted patent distribution concerning key technology research and development projects, so as to effectively protect patents of core technologies.

In 2020, CNOOC Limited has filed 234 patents and obtained 232 authorized patents; CNOOC Limited has carried out 190 technological and innovative projects; CNOOC Limited has gained four provincial and ministerial rewards and 31 rewards from the industry and association; CNOOC Limited has issued 48 standards including one national standard, eight industrial and association standards and 39 enterprise standards.

CNOOC Limited was Named as the National Copyright Model Unit of the National Copyright Administration

In March 2020, the National Copyright Administration awarded CNOOC limited the title of National Copyright Model Unit in Software Legalization, commending the Company's outstanding contributions in software development, application and cultural development.

Computer software technology is widely used in the field of oil and gas exploration and development. It has become an indispensable technology and research means for the Company's scientific research and production, and one of the important factors affecting the Company's business. Currently, the Company has developed a set of standardized and efficient professional software management systems, which not only effectively guarantees the legalization of professional software, but also provides a strong technical assurance for the high-quality development of the Company.

Supply Chain Management

CNOOC Limited mapped out and introduced Rules for Implementing Internal Control and Audit which specified comprehensiveness and efficiency regarding management policies such as the review of supplier admission and evaluation and the management of bidding experts.

At the same time, CNOOC Limited renewed and issued a package of management policies such as the Policy on Supply Chain Management, Regulations on the Management of Supply Chain, Supplier and the Implementation of Procurement Contract as well as Regulations on the Management of Supply Chain Procurement in June 2020 according to the Law of the People's Republic of China on Tenders and Bids, the Contract Law of the People's Republic of China and Regulations for the Implementation of the Bidding Law of the People’s Republic of China and other laws and regulations. In so doing, the Company aimed to avoid the risks of environment, society and governance due to inadequate management of suppliers.

Since 2020, we have carried out supplier registration and suppliers list management. Registered suppliers are entitled to participate in procurement activities of CNOOC Limited. Suppliers who sign the purchase contract and excellent suppliers developed by the Company can be listed in the Company’s supplier list. All of the sub-companies share the registered supplier resources and the whole process management information on suppliers.

As of December 31, 2020, we had approximately 3,000 domestic suppliers and more than 240 overseas suppliers.

By way of all-dimensional management of suppliers, CNOOC Limited has realized the management of all processes involving supplier development, registration, admission, classification and grading, performance evaluation and withdrawal. In 2020, considering the need for business development and the current situation, the Company has updated the system in many aspects based on original all-process management of suppliers:

Requirement of Honesty for Suppliers

- CNOOC Limited released the Open Letter to CNOOC Suppliers (II) to all suppliers on the official website and re-emphasize the requirement of honesty and self-discipline, honest business and stricter compliance management during the bidding and procurement. Also, we severely punished illegality and violation on discipline between employees and suppliers of CNOOC Limited. Besides, CNOOC Limited resolutely punished improper competition and illegal behaviors such as business bribery, falsification, colluding and rigging.

- In cooperation with suppliers to sign contracts, CNOOC Limited required suppliers to jointly abide by relevant regulations on honesty and professional code of conduct with Memorandum on Honesty as the attachment.

Supplier Evaluation and Grading

- CNOOC Limited continued to screen the shortlist of suppliers by carrying out the open qualification review in written form and site visit in 2020. Besides, we organized internal and external experts to evaluate four suppliers on the spot and comprehensively conducted supplier assessment concerning qualification, the fulfillment of social responsibility, the level of risk control as well as HSE management

- CNOOC Limited conducted annual performance evaluations on internal suppliers including but not limited to product quality and the implementation of the HSE system. For suppliers failing the annual performance evaluation, their accessed categories would be eliminated from the supplier list.

Supplier Risk Management

- CNOOC Limited improved the risk control system in handling and announcement of violations of laws, rules and treaties for suppliers.

- CNOOC Limited paid more attention to identifying supplier environment and social risk. In 2020, we invited the third-party to sort out and inspect the latest operation and credit risk of all internal suppliers. Meanwhile, we promptly eliminated those suppliers with the abnormal operation and high credit risk.

Requirements of Environment Protection and Energy Saving for Suppliers

- CNOOC Limited provided proper favorable policies to suppliers with green, environmental protection and energy-saving products in the system setting.

- CNOOC Limited clearly proposed the indicators of energy efficiency rate in datasheet of the designed document during the procurement of pumps, air compressor and frequency changer.

- CNOOC Limited invited qualified inspection and test organizations to compile energy-saving reports on fixed-asset investment projects. The Company also analyzed the measures of energy saving, the situation of energy utilization and level of efficiency, the impact brought by energy consumption, and encouraged suppliers to improve the ability to save energy.

Safety and Health

CNOOC Limited adheres to the core HSE values, which put “Safety First, Environment Foremost, People Oriented and Asset Integrated” approach to continuously improve HSE management system improvement. We carry out the safety and health responsibility, safety and health training and publicity work to build our HSE systems and culture.

Production Safety

We aim to achieve world-leading safety and environmental protection. We strictly abide by the Production Safety Law of the People’s Republic of China, Rules on Administration of Safety of Offshore Oil, Safety Rules for Offshore Fixed Platforms, and other relevant laws and regulations of the countries and regions in which we operate.

Referring to standards issued by organizations such as the International Association of Oil & Gas Producers, we have established an HSE management system known as CHSEMS. This includes 10 core elements such as leadership and responsibilities, along with 70 specific requirements. These set clear parameters for safety management.

We have three-tier management – headquarters, affiliated units and grassroots units – and an internal control mechanism for quality, health, safety and environmental (QHSE) protection consists of 23 administrative measures and 49 management procedures. We require affiliated and grassroots units to have their own QHSE systems and to undertake superior audits and special audits.

Risk analysis - Health, safety and security risks

Owing to the diversity of our operations, their locations and their technical complexity, we face risks including major accidents, natural disasters, social unrest, health problems and safety lapses. These may cause injury, death, environmental pollution and disruption of business, and hence negatively affect our reputation. Violations of laws and regulations may render us liable for significant costs, given that regulations regarding health, safety and security vary among countries and regions.

Measures: We have therefore established a health, safety and environment (HSE) management system, developed HSE audit tools and significantly improved our overseas HSE management. We have been tracking, analyzing, assessing and giving early warnings for overseas safety and security, to ensure our efficiency in emergencies.

With a sound mechanism of prediction and warning, 24-hour emergency watch and emergency resources support, we have strengthened equipment and facility integrity management and perfected well control and production safety management. We have also enhanced employees’ abilities to identify hidden dangers by offering intensive training and strengthening supervision and surveillance.

The Company's Safe Production Committee is our highest authority for quality, health, safety and environmental management. The Chairman serves as the director of the committee. In each situation, the committee sets up the position of safety director and decides matters including annual safety management goals, major accident investigations and treatments, and major hidden danger rectification measures. It also monitors implementation status and sets safe production rewards. The QHSE Department of CNOOC Limited is mainly responsible for the overall supervision and management of quality, health, safety and environmental protection.

Safety must permeate all of our business, production and operation. Our HSE accountability rules specify the responsibilities of all executives. In 2020, we published our Composition Instructions for Production Safety Accountabilities and Responsibilities for All Personnel to guide and standardize these aspects of our business. We have also worked closely with third-party agencies to train full-time and part-time audit personnel and staff, so as to improve production safety.

Our HSE system covers all subordinate units and third-party partners. And our HSE Administrative Measures for Contractors and the HSE Management Rules for Contractors have been complemented by the Notice on Further Strengthening Contractors’ Safety Management. The HSE system identifies contractors’ safety responsibilities and professional qualification, site entry safety training, site supervision and performance appraisal. It uses a cumulative scoring that acknowledges accidents and dictates corresponding measures.

We took measures to enhance our HSE management in 2020:

Objective:

• In a bid for zero fatalities, we set a goal of eliminating all major accidents and hidden dangers by means of supervision and audit.

• Based on our performance this year, we plan to release the HSE management goals according to the requirements of national and local authorities regarding 5 modules system operation, casualties, economic losses, environmental pollution and traffic accidents in China.

System:

• We formulated our Work Plan on Guaranteeing the Safety for Domestic Gas and Oil Reserve Increase and Production. This defines our requirements and procedures regarding major risks in terms of basic safety management, on-site risk management and control, and risk control in 8 key fields.

• Our Fire Emergency Checklist for Offshore Oil Production Facilities and Fire Emergency Checklist for Petrochemical Plants set fire control and evaluation standards for all operating units.

Mechanism:

• We promoted the implementation of safety risk control measures via our safety committee, a video conference on safe production, a coordination meeting for work resumption and production, and a joint meeting for safety directors.

• We launched a three-year action plan to enhance our production safety, and set up a group accountable for strengthening control in high risk areas.

• We formulated and clarified a well control responsibility list for units at all levels. With our sixth annual Well Control Week and first Well Control Day, we highlighted potential risks. We also completed a well control audit.

• We have enhanced warning systems and contingency plans for typhoons, floods and ice. We overcame the impact of sixteen typhoons and the most severe ice condition in Bohai Bay in recent years and caused no secondary accidents.

During 2020, without major accidents, the Company has seen steady improvement in overall safe production.

The Occupational Safety and Health Administration (OSHA) Occupational Safety Record for 2020

	Scope	Total Work Hours	Number of Recordable Incidents	Rate of Recordable Incidents	Cases of Lost Work Days	Rate of Lost Work Days	Casualties	Death rate due to work-related injuries
2020	Employees	62	1	0.02	0	0.00	0	0
	Employees and Direct Contractors	158	25	0.16	16	0.10	1	0.006
2019	Employees	41	16	0.40	5	0.10	0	0
	Employees and Direct Contractors	142	47	0.35	20	0.15	1	0.007
2018	Employees	40	16	0.40	10	0.25	1	0.025
	Employees and Direct Contractors	111	44	0.40	22	0.20	2	0.018
2017	Employees	41	12	0.30	6	0.15	0	0
	Employees and Direct Contractors	109	48	0.45	17	0.15	1	0.009

Note: all indicators are calculated on the basis of million man-hours

Safety Culture

We enhanced the awareness, accountability and safety skills of all personnel through institutional guarantee, and undertaking publicity, training, demonstrations and positive reinforcement. The result is a culture of “people orientation, procedure execution and safety intervention”.

During a Safe Production Month, we offered lectures by executives and various activities such as a safety knowledge competition, safety photography & video competition, a safety essay competition and the selection of outstanding teams for safe production.

Safety Audit

The company attaches great importance to safety audit. We eliminate hidden dangers, and promote production safety, with our “investigation, inspection and control for key items” protocol.

Business units at all levels launched safety audits in 2020. Our headquarters audited the health, safety and environment system, devised a three-year action plan to improve production safety, and implemented a risk audit for selected contractors. Subordinate units implemented annual management evaluation, internal evaluation and audits.

Specific measures in 2020

•       Audits of 8 units and supervision of 879 issues to rectify according to the National Three-Year Action Plan for Special Rectification of Production Safety

•       Investigation of hidden dangers in well control, and self-inspection for typhoon prevention, in units at all levels

•       Investigation of well control safety, a key inspection of branches, and random inspection of contractors and service providers.

•       Audits of work permits for 10 diving contractors

•       Safety audits of 37 contracted helicopters on 10 bases

Safety Emergency

We constantly strive to improve our emergency rescue systems, and accident prevention and emergency response capabilities. In order to respond to Various emergencies, the company has continuously improved its emergency management capability.

In 2020, we completed 11,508 safety emergency drills with a total of 235,577 participants.

•Strengthening the Development of Emergency Response Mechanisms and Capabilities

1.	enhancing our emergency response system, revising the Measures for Emergency Management, which specifies emergency management, contingency plan, response, training and drills

2.	establishing a quick response center for emergencies, continuously carrying out emergency drills

3.	enhancing the competence of emergency rescue and response teams in regard to domestic offshore oil and gas pipelines and well control

4.	evaluating terrorism risk levels and the corresponding civilian defenses, physical defenses and technical defenses

5.	establishing and enhancing regional emergency coordination, participating in the creation of an inter-enterprise emergency coordination mechanism

• Applying New Technology and Approaches to Emergency Management

1. Construction of a production emergency information system

We built a production control center that integrates the functions of macro-control, information-sharing, decision-making support, command and coordination

2. Promoting the CNOOC Incident Management System

For safety and emergency managers at subordinate units, we developed online and offline training regarding our Incident Command System (ICS) or Incident Management System. For all relevant personnel, we shared information about internationally accepted incident command systems

3. Putting forward scenario construction of major accidents for all operation units

We compiled a scenario album by collecting 52 scenario modeling reports in 60 scenarios and simulations to help subordinate units identify potential accidents, risks and eventualities that had not been fully considered

• Establishing Scientific Responses to Natural Disasters

1.	Targeted alleviation

Threatened by 16 typhoon attacks in 2020, we mobilized a total of 492 flights and 48 voyages and evacuated 14,273 persons, With our full preparation and effective measures, there were no typhoon-caused casualties nor secondary disasters.

In August, 2020, Shanxi suffered continuous rainfall, while heavy downpours struck other areas. Using knowledge gained from scenario simulations, our resident units distributed flood control emergency resources at all levels and carried out safe production in an orderly manner.

In the winter of 2020, the Bohai Liaodong Bay experienced the most severe ice conditions in recent years. The Company made strict preparations, actively responded and scientifically prevented ice, stockpiling materials in advance, reasonably deploying resources and strengthening production facilities to keep them warm and prevent freezing to ensure safe and stable energy supply in winter.

2.	Weather monitor and forecast

We inspected and evaluated meteorological monitoring equipment for offshore installations and made a construction plan. And we began to construct a weather forecast system that integrates all relevant information in a single map

Equipment and facility integrity management

Building on the foundation of our Equipment and Facilities Integrity Management System, we released Integrity Management System for Overseas Oil and Gas Field Equipment and Facilities. This, plus 28 related documents, fully covered overseas oil and gas fields. We thoroughly reviewed the design plans of 18 projects to control risks from the source. In terms of major risks and hidden dangers of equipment and facilities, we performed 47 turnaround projects. We launched specific rectifying actions of subsea pipelines, cables and aging facilities. Meanwhile, we conducted audits for all branches in China and continued to improve our equipment and facility management.

Our equipment and facilities accident rate has been decreasing annually and has remained at a low level. The production impact rate caused by equipment and facilities failures also has remained low and has ensured production efficiency.

Figure：Impact Rate of Equipment and Facilities breakdowns on Production (production impacted/planned production)

Enhancing Production Safety: Subsea Pipelines and Cables

In accordance with the Three-Year Action Plan for the Improvement of Production Safety, we set up a group to enhance the safety of subsea pipelines and cables. It addressed major risks and hidden dangers, and made a comprehensive work plan, featuring the management and rectification of hidden dangers, research on protection, promotion of our philosophy that specific rules apply to each pipeline, and designs for multiple routes for important pipelines.

We have compiled and implemented specific management rules for 255 subsea pipelines, performed preventive maintenance of 23 pipelines, undertaken intelligent inspection of 83 pipelines, performed free span rectification of 27 pipelines, and upgraded four breakdown subsea cables. Our Tianjin branch took the lead in constructing a subsea pipeline and cable monitoring center. This effectively monitors risks of third-party damage to offshore facilities by ships in the Bohai Bay.

Safety Management for Well Control

In accordance with the Production Safety Law of the People’s Republic of China, Management Rules for Safe Production of Offshore Oil and other laws and regulations, we formulated six institutions including the Administrative Measures for Well Control.

In 2020, we clarified well control responsibilities, signed safety agreements with units at all levels and specified responsibilities for each position and employee. These fulfilled our “three joints” mechanism: joint management, responsibilities and measures. We classified completed wells that had risks, hidden dangers and the potential for incidents and established five management systems. Since implementing this classification in June, we have undertaken design review audits for 11 wells with Class I risks. We have also undertaken 11 pre-drilling, oil drilling and gas layer inspections for wells with Class I risks.

We took measures to normalize daily routines and improve institutions, including:

(1)	undertaking hierarchical well control training via online channels

(2)	Supervising the implementation of well control designs and drilling application and approval adding; we control to daily safety meetings and applying the “zero reporting” system;

(3)	inspecting well control at all units and rectifying hidden dangers

(4)	Inviting experts to compile case studies and sharing experience within the company, to improve our ability to handle emergencies

Employee Health

We strictly abide by the Law of the People’s Republic of China on Prevention and Control of Occupational Diseases and relevant laws and regulations in the countries and regions in which we operate.

We have implemented systematic management for occupational health, promoted safety controls for offshore catering, deepened the use of occupational health management information systems, and implemented the grading of occupational disease hazards. This has helped us to achieve full surveillance of occupational health and periodically test factors that might lead to disease.

The Company prevents and controls occupational health risks at the source, conducting pre-assessments for occupational health risks, and designing and inspecting on-site occupational health facilities. In 2020, we pre-evaluated 18 occupational disease hazards for construction projects, designed 19 occupational disease protection facilities and completed and accepted five occupational disease protection facilities. We actively controlled occupational disease hazards in the workplace and used an occupational health management information system to prioritize prevention and control of key locations, personnel, positions and hazards.

The Company regularly tested and monitored occupational health for all employees exposed to occupational hazards.

A total of 7,410 employees exposed to occupational hazards were examined. The occupational health examination rate: 100%

In 2020, we also continued to prevent and control diseases at the source and inspected 210 operation sites. The inspection rate: 100%

Environmental Protection

CNOOC Limited consistently upholds the philosophy of protecting the environment by conserving resources and striving for green development; furthermore, we emphasizes environmental protection as the basis of sustainable development. We abide by relevant laws and regulations in China and beyond, and strictly follow carbon emission reduction policies. We, demonstrating a robust corporate environmental responsibility, implement the Green Development Action Plan, continuously strengthening the whole process management of environmental protection and continuing to develop clean energy.

Note: All data in this chapter do not include CNOOC International; all data in this chapter, except for emissions management data, include China United Coalbed Methane Corporation Limited (CUCBM).

Risks Analysis - Environmental risks

With the implementation of carbon emission policies worldwide, we expect scrutiny from more institutions and organizations. Failing to find economic and publicly acceptable solutions to reduce carbon emissions, we may experience additional costs, and our reputation may be adversely affected. Sewage and waste generated by our offshore operating platforms and exploration activities, if not properly handled, may damage tour reputation and businesses, and even expose us to lawsuits and sanctions.

Measures: Our green and low-carbon development strategy sets clear goals for emissions peaks, carbon neutrality and our ability to manage carbon assets. We strictly required the systematic management of Environmental Impact Assessment process and the entire environmental process. And we have strengthened our supervision of the prevention and treatment of environmental pollution.

Paying equal attention to environmental protection and resource development, we formulated the Regulations on the Environmental Impact Assessment of Domestic Offshore Oil and Gas Fields, Management Rules for the “Three Simultaneous” Inspection and Completion of Environmental Protection Facilities in Domestic Marine Oil and Gas Development Projects and other internal institutions.

We protect the marine environment by optimizing site selection and process routes in the early research stage of the project to circumvent environmentally sensitive targets. We set internal control processes of the project management, such as environmental impact pre-assessments, environmental assessment implementation plans, completion acceptance and calibration monitoring, etc. We protect the ocean and fisheries during the construction and operation process by avoiding environmentally sensitive periods, reducing pollutant emissions, strengthening our prevention and control of oil spills, and setting up ecological compensation funds.

We attach great importance to systematic environmental impact assessments and compliance. We maintain close contact with the national and local environmental protection authorities. We have invited them to conduct field studies on our gas and oilfields, improving the quality of our environmental impact assessment reports and ensuring the implementation of all environmentally-friendly measures.

In 2020, we continued promoting the environmental management system certification and incorporated it in the "three-in-one" verifying management of the QHSE system, completing various tasks by combining document and site audits. By the end of 2020, the Company has finished the site audits of the QHSE system in five branches.

The Company's Whole-process Environmental Protection Flowchart

Response to Climate Change

As a responsible company, CNOOC Limited views lucid water and lush mountainous areas as invaluable assets. We have responded to climate change challenges by implementing the goal to have CO2 emissions peak before 2030 and achieve carbon neutrality before 2060. We have started the composition of the action plan for that goal and fully implemented our green and low-carbon development strategy through clean energy development, energy-saving and emission reduction projects and efficient energy utilization, fully committed to being a resource-saving green company.

Risk Assessment

The Company is committed to the principle of “clean production, the use of harmless raw CNOOC Limited supports the climate goals set in the Paris Agreement and fully understands the impact of climate change on the Company. We are working to meet this challenge by identifying and analyzing the risks and opportunities created by climate change and responding with appropriate measures.

The Source of Risks	Risks	Measures
Policies and Regulations

The Department of Climate Change of the Ministry of Ecology and Environment actively promotes various policies and laws to address climate change.

The legal documents and supporting systems for building a carbon emissions trading system are under development.

There is uncertainty about the cost of policy implementation and compliance.

The Chinese government set a goal to have CO2 emissions peak before 2030 and to achieve carbon neutrality before 2060.

Offering comments on the Interim Regulations on the Management of Carbon Emission Trading.

Offering comments on the Management Measures for the Rights Registration and Trading Settlement of Carbon Emissions

Offering comments on the Instructions on Greenhouse Gas Emission Accounting and Reporting for Power Generating Equipment of Enterprises

Participating in the preparation and review of the National Standard Requirements of the

Greenhouse Gas Emission Accounting and Reporting for Oil and Gas Enterprises.

Participating in the preparation and review of the Industrial Standard Guidelines for the Evaluation of Green Factory in the Petroleum and Natural Gas Industry.

Thoroughly implementing the green and low-carbon strategy, setting up a leadership group and action plans to achieve the goals regarding carbon peak and neutrality, incorporating reducing carbon emissions into our mid and long-term development plans.

Technologies

High-efficiency heating and heat exchange, advanced oil and gas processing, and other new energy-efficient technologies are developing at a faster pace.

Assessing the technical characteristics and adaptability of new technologies and processes while eliminating backward processes and equipment bring costs to the Company.

Overall operational efficiency of offshore power facilities is relatively low.

Controls on emissions such as methane and flare gas during oil and gas development have tightened.

Reorganizing regional grids and managing reactive power compensation in offshore oil and gas fields.

Recovering oilfield-associated gas.

Renovating key energy-consuming equipment such as compressors and large-displacement transfer pumps for energy efficiency.

Inspecting and eliminating inefficient equipment according to China’s equipment obsolescence catalog.

Transforming shore power based on the situation of oil and gas fields.

Taking control of methane emission, sorting out the emission sources and total emission, and studying the measures to reduce methane emissions.

Promoting the management of flare gas emission .Studying measures to reduce and control methane and flare gas emissions.
Market

Consumer preference for low-carbon products is increasing.

Structural optimization in the energy industry is promoting the strong development of natural gas and renewable electricity.

The development of CNG and LNG for vehicles and electric vehicles has affected the market capacity of fuel products for traditional fuel transportation, which then influences market demand for crude oil.

Construction of the carbon trading market is accelerating and the policies of regarding emissions are being tightened.

Assessing offshore natural gas resources and the development of deep-water natural gas.

Optimizing the layout of the offshore natural gas pipeline network.

Accelerating the exploration of unconventional gas to accelerate production.

Developing an offshore wind power business.

Undertaking carbon reduction measures. Lowering quota insufficiency and compliance costs.

Reputation

The Company predicted that increased production capacity among energy companies increases greenhouse gas emissions.

Energy companies' responsiveness to climate change and the control of greenhouse gas emissions is a key regulatory issue in various countries and is also a focal point for domestic and foreign investors

Implementing the Group's Green Development Action Initiative and low-carbon control throughout the whole industry chain. Disclosing the Company's low-carbon development information.
Physical	The increase of extreme weather phenomena caused by climate change, such as typhoon and hurricane, may cause damage to the Company's offshore operations	Improving the emergency system.

Energy Conservation

The Company is committed to the principle of “clean production, the use of harmless raw materials, resource recycling, and low-carbon energy”. We support these principles by continuously promoting the construction of green manufacturing systems and energy-saving technologies to increase efficiency.

We strictly abide by the Law of the People's Republic of China on Conserving Energy, improving its institutional construction ,we have formulated six management documents on conserving energy, including Rules for the Examination and Management of Energy Conservation of Fixed Assets Investment Projects and Rules for the Supervision and Management of Energy Conservation. We have also amended the management corporate standards in Rules for Energy Conservation Quantity Accumulation.

We have a sound energy-saving system and mechanism, with requirements in areas such as the organization system, planning and plan management, energy-saving assessment and reviews of fixed-asset investment projects, fund management, audit monitoring, supervision and management, training, etc. These have also been integrated into our risk management and control system.

Through conservation, we have optimized the production, promoted clean energy and controlled the demands of production. We enhanced the green and clean production of existing facilities reorganizing regional grids, recovering oilfield-associated gas, utilizing residual heat and renovating key energy-consuming equipment.

In 2020, we promoted 60 energy-saving transformation projects, investing RMB 193 million. This created an average annual income of RMB 87 million and reduced comprehensive energy consumption by 148,800 tce and greenhouse gas emissions by over 320,000 t CO 2e.

Main Energy Consumption of the Company

Indicator	Unit	2018	2019	2020
Crude Oil	Thousand tons	324.1	371.0	387.0
Natural Gas	Million cubic meters	1,881	2,051	2,228
Diesel	Thousand tons	29.4	55.4	58.0
Electricity	Million kWh	203	254	283

Comprehensive Energy Consumption per Ton of Oil and Gas Production	Tons of standard coal equivalent/ton	0.0515	0.0553	0.0550

Energy Conservation Results

Indicator	Unit	2018	2019	2020
Targets	Tons of standard coal equivalent	93,723	116,150	141,550
Actual Results	Tons of standard coal equivalent	165,148	125,340	148,788

Water Resource Management

Adhering to the Water Law of the People's Republic of China, we formulated policies and regulation such as the Rules for Water Conservation Management. These focused on improving the efficiency of our water use. Meanwhile, to ensure our water resources management, we have strengthened technological transformation and promoted comprehensive treatment and reuse of wastewater.

In 2020, the Company prioritized water conservation at all levels by setting specific tasks and indicators for all subsidiaries and implemented multiple management and technical measures on water conservation, such as seawater desalinization, production water recycling, rainwater utilization ,production process optimization to reduce the amount of new water used per unit of product, and raising employees' awareness of water resource crisis.

Water Resources Consumption of the Company

Indicator	Unit	2018	2019	2020
Total Freshwater Consumption	Thousand tons	1,859	2,137	2,120
Freshwater Consumption per Ton of Oil and Gas Production	Cubic meters/ton	0.0335	0.0367	0.0333
Water Saved	Thousand tons	108	182	89

Promoting Desalination

Supplying freshwater via tugboat to offshore oil and gas fields, over long periods of time, incurs high costs. Our platform Qinhuangdao 32-6 oilfield in Tianjin branch tackled the issue with seawater desalinization, using the residual heat of the crude oil machine. This produces enough freshwater for all facilities on the platform and reduced daily imported freshwater by approximately 5,800 tons per year.

Low-Carbon Management

We respond to Chinese requirements for climate change, incorporates low-carbon management into our oil and gas development and adhere to our Management Measures for the Rights Registration and Trading Settlement of Carbon Emissions. Our low-carbon management system – established with reference to the policies and practices of leading energy companies at home and abroad - includes Low Carbon Management Measures, Rules for Carbon Emission Statistics and Reporting, Review Rules of Fixed Asset Investment Projects, Rules for CCER1 Project Development Management, Rules for Carbon Asset Management, and Rules for Carbon Assessment. We have calculated the division of work for carbon management and corresponding data collection methods and laid out rules for carbon reduction work. This includes CCER projects, carbon evaluation and carbon assets assessment. We also set up a working group for achieve national goals regarding carbon peak and neutrality. An action plan for the goal was also officially launched.

We have also enhanced our energy-saving and low-carbon supervision and monitoring. According to the Guidelines for accounting methods and reporting of greenhouse gas emissions of enterprises issued by China, an information platform facilitates our carbon emission data management, and we have assessed affiliated enterprises’ emission, studied

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1 CCER: According to the Interim Measures for the Administration of Voluntary Emission Reduction and Trading of Greenhouse Gases, the quantity involved in voluntary emission reductions shall be registered and recorded by the national competent authorities in the National Voluntary Emissions Reduction Transaction Register. The quantity in emission reduction is called Chinese Certified Emission Reduction (CCER). After the registration of voluntary emission reduction, the carbon emission can be traded in registered Chinese trading institutions.

online testing for carbon emissions and created testing guidelines .We strengthened the internal control mechanism for energy-saving and low-carbon supervision and monitoring.

Participating in Carbon Quota Trading

To meet the requirements of launching the pilot carbon market, our Tianjin branch implemented carbon emission monitoring and collected relevant statistics in 2020. After estimating its annual carbon emission and quotas, it purchased the carbon quota at reasonable prices, paying all bills and completing the compliance requirements of 2020.

We have embedded green and low-carbon development in our corporate culture. We issued a Green Behavior Initiative and urged all employees to go green in their work, daily life and travelling, and strengthening the concept of green development. We opened an account on WeChat and raised awareness of our units’conservation and green development efforts. And we conducted training that enabled relevant personnel to master GHG emission data collection and carbon emission impact assessment for new projects.

Since 2016, by vigorously implementing technological transformation, we have reduced carbon emissions by 1.579 million tons, accomplishing 122% of the target. In 2020, by promoting the implementation of energy-saving and emission reduction measures and CO2 utilization our carbon emission intensity dropped by 1.5% compared to 2019. We have set a goal of reducing carbon dioxide by over 1.5 million tons by 2025 through comprehensive technological transformation and carbon dioxide reuse

Key Greenhouse Gas Emissions Data

Indicator	Unit	2018	2019	2020
Total Greenhouse Gas Emissions	Thousand tons of carbon dioxide equivalent	7,480	8,783	9,345
Direct Greenhouse Gas Emissions	Thousand tons of carbon dioxide equivalent	7,345	8,597	9,123
Indirect Greenhouse Gas Emissions	Thousand tons of carbon dioxide equivalent	135	186	222
Greenhouse Gas Emissions per Ton of Oil and Gas Production	Tons of carbon dioxide equivalent/ton	0.1328	0.1493	0.1470

Emissions Management

CNOOC Limited supports green production by strictly controlling pollutant emissions, conducting pollutant and waste management and monitoring throughout the operation processes, thereby reducing waste.

We implement the Environmental Protection Law of the People’s Republic of China and its supporting laws, regulations and policies, along with relevant laws and regulations of the countries in which we operate. We follow environmental standards to strengthen marine environmental protection control in our offshore operations, including Effluent Limitations for Pollutant from Offshore Petroleum Exploration and Production, Biological Toxicity for Pollutants from Marine Petroleum Exploration, and Exploitation and Discharge Standard for Water Pollutants from Ships. To strengthen control of pollutant emission, we formulated our Detailed Implementation Regulations on Environmental Pollution Prevention and Treatment and Detailed Implementation Regulations on Environmental Protection Supervision. To rectify environmental issues, and clarify procedures and requirements in environmental incident reporting, we composed the Detailed Implementation Regulations on Environmental Protection Supervision and the Detailed Rules of CNOOC Limited for Reporting Environmental Incidents in China.

In 2020, to standardize the handling of solid waste and hazardous waste across the company, we identified risks and proposed preliminary solutions. These included reducing solid waste from the outset, recycling where possible, and disposing of waste according to type.

CNOOC Limited strengthened the production and operation management of construction projects and monitored environmental compliance and pollutant emissions by means of environmental monitoring, special supervision and investigation. In accordance with national requirements, all branches continuously send domestic wastewater for regular inspection and testing to ensure that domestic wastewater meets the standards steadily.

We continued to increase our investment in offshore platform environmental protection facilities in line with national emission standards. In 2020, we continuously upgraded the production water treatment system of the offshore platform and the low-NOx combustion reform of the onshore terminal boilers. Tianjin Branch has fully implemented the Three-Year Action Plan for the Upgrade of Environmental Protection of the Bohai Oilfield and invested about 6.7 billion RMB to complete 64 sub-projects in eight categories, so as to make a qualitative leap in environmental management during the production period of Bohai Oilfield in the 13th Five-Year Plan. At the same time, the company formulated the "Implementation Plan for Green Development Action Plan", which sets the target and direction for the green development of the oilfield in the 14th Five-Year Plan.

Emission of the Company's Main Pollutants2

Indicator	Unit	2018	2019	2020
Oil Content in Discharged Water (Platform + Terminal)	Tons	2,437	3,919	3,424
Chemical Oxygen Demand (COD) (Platform + Terminal)	Tons	128.7	110.4	117.1
Sulfur Dioxide（SO 2 ）(Terminal)	Tons	17.9	12.0	28.5
Nitrogen Oxides (NOx) (Terminal)	Tons	341.3	330.7	417.8
Non-hazardous Waste (Platform + Terminal)	Tons	13,970	16,104	30,703
Hazardous Waste (Platform + Terminal)	Tons	29,426	45,772	28,011

Upgrading Environmental Protection at the Bohai Oilfield

The year 2020 marked the conclusion of our Three-Year Action Plan for the Upgrade of Environmental Protection of the Bohai Oilfield. We have actively promoted such protection via the construction of new projects, upgrades of equipment and facilities, improvement in emergency handling, and ecological compensation and restoration since 2018. We achieved zero discharge of domestic sewage, zero negative records for wild well control, and zero oil spill.

Invested 6.7 billion RMB

Closed 5 discharge valves at offshore facilities

Accumulatively recycled cuttings and mud 250 thousand tons

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2 Strictly according to the requirements of Chinese laws and regulations, the Company manages the generation and disposal of solid waste and always adheres to the principles of reduction, resourcefulness and harmlessness. Since the solid waste density or solid waste generation intensity is not required or supervised in any domestic industry regulatory requirements, it is not a KPI indicator for the enterprise daily management, so it is not disclosed in this report.

Zero Discharge of Offshore Wastewater	• Closing the discharge valves of offshore facilities
Zero Oil Spill	• Improving the capability to handle spills • Installing anti-collision systems for subsea pipelines and inspecting all hidden dangers • Using more environmentally-friendly ships
Reducing Domestic Sewage	• Renovating the intake and exhaust valves at production facilities • Renovating equipment on drillships and large oilfields, controlling the discharge of wastewater
Reducing Solid Wastes

•              Reusing 30% of drilling fluids with mud and reducing by 30 thousand tons

•              Recycling cuttings and mud in line with national requirements

•              Developing an EPS work mode and recycling all wastes in completed wells in the zero-discharge area

Environmental Protection Management	• Surveying the marine environment in key areas • Real-time monitoring of the currents, tidal levels, temperatures, PHCs and other factors

Ecological Protection

CNOOC Limited puts environmental protection first by strictly controlling the red line of ecological protection with environmentally friendly development. We also conduct marine ecological protection work to create harmony between individuals and the oceans.

CNOOC Limited attaches great importance to marine ecological environmental protection and implements laws such as the Marine Environmental Protection Law of the People's Republic of China, Measures for Environmental Protection Management during Production, and Measures to Manage Accountability for Environmental Damages. The Company has created the Green Oil Field Plan and established a long-term mechanism for marine ecological protection.

We responded to the government’s call to control the red line of ecological protection. We follow up on adjustments to red lines by the State Council and local governments, and study how they apply to onshore and offshore oil and gas development, so as to provide technical support.

We support the infrastructure and ecological civilization at marine conservation areas by participating in research on biodiversity protection, ecological restoration, fishery resource restoration and comprehensive restoration in coastal areas.

As a developer of marine oil and gas resources, and a caretaker of marine ecology, we attach great importance to biodiversity around our operating area, in order to achieve a harmonious relationship between production and ecology. We have invested heavily in marine environmental protection and undertaken teaching, artificial propagation and release, and fishery restoration. Our scope and coverage in these areas is expanding.

The Company incorporates compensation for loss of marine biological resources and ecological service functions into environmental protection investments in construction projects. Additionally, in new projects, we continue to undertake studies on important marine environmental issues such as marine biological resource conservation and management and artificial fish reefs.

Restoring the Marine Fishery Resource in the Bohai Oilfield

As an important part of the Three-year Action Plan for the Upgrade of Environmental Protection of the Bohai Oilfield, the Marine Fishery Resource Restoration Project is expected to invest RMB 20 million in sea areas near Liaoning and Shandong. This will fund artificial propagation and release and restoration of fishery resources used in 2019 and 2020.

On June 7, 2020, the launching ceremony of the Artificial Propagation and Release Project in Bohai Oilfield was successfully held in Dongying. A total of 390.06 million fish were released, including 149.78 million jellyfish, 239.25 million Chinese prawns and 1.03 million half smooth tongue sole.

2017-2020 Artificial Propagation and Release Project

2017	2018	2019	2020
Sansha	Shenzhen	Bohai	Bohai

Protecting Harbor Seals

Harbor seals are second-class protected animals in China. With stringent requirements regarding marine water quality and ambient noise, we take particular care when operating around harbor seal colonies activity zone. Our Tianjin branch cooperates with the Dalian Administration Bureau for Harbor Seals to formulate protection, such as:

•	Improving the infrastructure of the harbor seal reserve, enhancing research into, and management of, harbor seals protection

•	Sharing information on harbor seals and on ice in the Liaodong Bay area

•	Assisting conservation organizations to track and record the voyage of harbor seals to study the impact of the external environment on the survival of harbor seals

•	Conducting real-time observation to rescue harbor seals in danger

The frequent appearance of harbor seals around oilfield facilities demonstrates that they are a suitable environment for survival and reproduction. This reflects the success of our green oil field development and our measures to protect, patrol and rescue marine life in the Liaodong Bay area of Bohai oilfield.

Care for Employees

Employees are our most precious resource and asset. Adhering to our people-oriented development concept, we pursue a talent-driven strategy and constantly refine our labor and training system. This creates an environment ripe for career growth and development. We also care for employees’ physical and mental health, protect their rights and interests, and endeavor to build a safe production environment that grows to the benefit of all.

Risk Analysis - Human resource management risks

Our business will suffer if our human resources, and the quantity and quality of international talent, cannot meet our operational needs.

Measures: We expanded our recruitment and talent acquisition channels, promoted the cultivation of promising young employees and talents with international skills, and optimized the organization system.

Employment Policies

CNOOC Limited insists on employment in accordance with laws and regulations, treats all staff equally within an inclusive corporate culture, and safeguards all rights and benefits that staff should enjoy in every aspect of their work and life.

Legal Employment

CNOOC Limited respects the basic human rights to which all employees are entitled, strictly abides by applicable domestic and international laws and regulations, and has constantly improved its internal employment management system. We act in strict compliance with local laws and regulations such as the Labor Law of the People's Republic of China, the Labor Contract Law of the People's Republic of China, etc., and international conventions ratified by the Chinese Government, such as the Convention on the Elimination of Discrimination in Employment and Occupation. We have established our own employment and labor contract management system and an overseas employee management system, and overseas employee management system, respecting the legitimate rights of all employees.

All employees enter into employment contracts with the Company on an equal and voluntary basis. We strictly conform to labor laws, abide by stipulations on salary, overtime, and statutory benefits, oppose any form of inhumane treatment, and prohibit the use of forced labor. We strictly comply with National Provisions on the Prohibition of Using

Child Labor and the legal requirements prohibiting child labor in overseas operations. It is strictly prohibited within the Company to employ and use any child labor.

We comply with diversification and non-discrimination principles and prohibit any discriminating recruitment clauses on gender, nationality, marital status, religion or hepatitis B status. We insist on fair and equal treatment in our recruitment, training, promotion and career development, build our corporate culture with respect, openness and inclusiveness, and cherish our staff's diverse talents.

The Company adheres to gender equality, encourages hiring female employees, implements Special Rules on the Labor Protection of Female Employees, guarantees the legitimate rights of female employees, and develops training programs for female management. By the end of 2020, the Company had 2,597 female employees, accounting for 14% of the staff, and the female mid-level and senior managers accounted for 16% of the management.

As an international energy company, CNOOC Limited has launched operations in over twenty countries or regions in six continents, including Indonesia, Nigeria, America, Brazil, Australia and Britain. Adhering to the principle of "inclusive reciprocity, mutual benefit and win-win", CNOOC Limited fully respects the cultural diversity of various countries and the customs of local residents, advocates mutual understanding between the staff of different nationalities, from different regions and with different cultural backgrounds and strives to promote the integration of and exchange between domestic and foreign staff, in a bid to establish a dynamic working environment. The International cooperative projects have created a large number of local employment opportunities in countries where such projects were implemented. By the end of 2020, CNOOC Limited had 2,111 foreign staff and enjoyed a local employment rate of 87%.

By the end of 2020, CNOOC Limited employed 18,353 staff members.

Number of Staff by Type	Contractors	18,353
	Temporary/Intern/Part-time/ Outsourcing Employees	0
	Child Labor	0
Proportion of Staff by Gender	Number of Male Employees	15,756
	Proportion of Male Employees	86%
	Number of Female Employees	2,597
	Proportion of Female Employees	14%
	Number of Female Mid-level and Senior Managers	154
	Proportion of Female Managers in the Management	16%
Proportion of Staff by Age	Below the Age of 30	22.68%
	31-50	69.59%
	Above 50	7.73%
Proportion of Staff by Ethnic Group	Minorities	3.40%
	Han	96.60%
Proportion of Staff by Education	Master Degree or Above	25.57%
	Bachelor Degree	59.25%
	College Degree or Below	15.18%
Number of Staff by Region	Staff in China Mainland Proportion	15,927 86.78%
	Staff in Asia (Outside China) Proportion	941 5.13%
	Staff in Europe Proportion	801 4.36%
	Staff in North and South America Proportion	583 3.18%

Staff in Africa Proportion	92 0.50%
Staff in Oceania Proportion	9 0.05%

By the end of 2020，the staff turnover rate was 0.89%.

Staff Turnover Rate by Gender	Male Staff	0.73%
	Female Staff	0.16%
Staff Turnover Rate by Age	Below 30	0.37%
	31-50	0.51%
	Above 50	0.01%
Staff Turnover Rate by Region	China Mainland	0.88%
	Overseas, Hong Kong, Macao and Taiwan	0.01%

Employee Rights and Interests

We endeavor to create an open, transparent, equal, diverse, people-oriented environment that cares for employees. We protect the legitimate rights and interests of employees.

CNOOC Limited respects and supports the association freedom of our employees complying with the law. Guided by the Trade Union Law of the People’s Republic of China, we have established labor unions across different subsidiaries and branches, which have the responsibility and obligation to protect employees' legitimate rights and interests as well as to monitor the Company's practices. Labor unions also oversee all operational activities related to employee benefits and communicate with the Company on behalf of its members. We also maintain close communication with the legal department and labor unions to jointly guarantee employees' rights and interests.

CNOOC Limited strives to provide employees with competitive remuneration packages in the industry and has established a salary growth mechanism. We are also gradually establishing a distribution mechanism that matches the market mechanism. Our salary distribution implements multi-level incentives, rewarding researchers, technical experts and front-line workers, correlates with the quality of employees’ work and the value of their contribution and increases bonuses for extra production value and profit so as to match employee income with the growth of the Company and enable employees to share in our business achievements.

We provide comprehensive and effective benefits. These include the five basic social insurances: pension, healthcare, work-related injury, unemployment and maternity. We also provide personal accident insurance, major illness insurance, commercial supplementary medical insurance, and supplementary medical insurance for children under the age of 18.

In 2020, we continued purchasing major illness insurance for employees and publicized supplementary medical insurance and major illness insurance. For convenience, we enhanced the digitalization of these services and enabled small claims on supplementary medical insurance to be submitted via WeChat. We also provide enterprise annuity and housing subsidies.

CNOOC Limited protects the legitimate rights and interests of local employees in our international firms, strictly abides by local employment regulations in each jurisdiction, and provides employees with vacation, social insurance and other benefits in compliance with local labor laws and regulations. We establish salary adjustment and incentive mechanisms in accordance with local conditions to encourage local employees to grow together with the Company.

Employee Development

We believe in mutual development with employees. Our training is designed to enable employees to realize their worth and achieve high-quality development for the company.

Talent Strategy

We strongly believe that the sustainability of our business depends on fostering talent, inspiring vitality and highlighting value.

To create an excellent employer brand, we seek out promising talent via campus recruitment, cooperation with schools and social recruitment. After formulating the Action Plan for Talent-Driven Strategy and Action Plan for “3+1” Project of Talent Cultivation, we commenced our 14th Five-Year Talent Development Plan.

As of 2020, we will select trainees for mentoring every three years. They will participate in key scientific research and technology studies. The years 2025, 2035 and 2050 will be crucial for us in realizing this talent-driven strategy. Our aim is to increase the proportion of mid and high-level talents such as academic, strategic and technical experts.

Cultivating Talent with the “3+1” Project

In June 2020, we implemented the Action Plan for the “3+1” Project of Expert Cultivation. Its aim was to create a competent management team, a professional expert team, an outstanding young management team, and an internationally competitive team.

−         We identified positions for outstanding young talents and stated that executives over 50, around 45 and around 40 should account or 50%, 30% and 20%, respectively. We formulated preferential policies for young people in promotions to achieve the goal of “double 50%”. This required that at least 50% of newly promoted executives be under 45 and at least 50% of newly promoted managers be around 40 in subordinate units each year.

−         The “3+1” project prioritized work experience. Newly appointed executives and young managers were expected to have worked for at least two years at grassroots level. This talent exchange between our headquarters and units ensured a high quality of candidates.

−         Breaking with the traditional idea of seniority-based promotion opened opportunities for young managers. We focused on their performance, to identify talents who made important contributions in key projects or performed excellently as leaders at lower levels.

A remarkable 718 young management talents were identified in 2020. Staff around the age of 40 now comprise more than 50% of newly promoted managers.

A joint initiative with the China University of Petroleum, Beijing, cultivates talent. Internships and practical work opportunities help students acquire skills. Meanwhile, the university’s scientific research and tutoring in petroleum, artificial intelligence and big data helps to create a talent pool for our digital transformation and intelligent development. In 2020, we chose 20 new postgraduates for the three-year program.

We also collaborate with the university to identify professionals around the age of 35. Together we improve their creative thinking and practical abilities in oil and gas exploration, development and drilling.

The selection and training of experts greatly supported the development of the Company. In 2020, 38 talents were ranked as the fourth group of technical experts of the Company and 113 as the fifth group of subordinate units. We actively implemented the evaluation of vocational skills, encouraged the participation of first-line staff, and completed the evaluation on 1,855 employees for five professional skill levels across eight professional jobs, including primary workers, junior workers, senior workers, technicians, and senior technicians. By the end of 2020, the Company has attracted 4,620 senior workers or above and 1,080 technicians and senior technicians, accounting for 78.37% and 18.32% of total skilled workers in main jobs respectively. We conducted occupational qualification reviews and certified 76 supervisors for their roles in exploration, downhole operation, drilling and completion.

CNOOC Technical Expert Wins Innovation Award

The highly prestigious National Innovation Award, approved by the Chinese government, was won by a CNOOC technical expert in 2020. Liu Shujie has worked in drilling and completion technology and management for nearly 30 years. He has presided over and participated in plans for more than 60 offshore oil and gas fields, and made outstanding contributions to technical innovations and research projects.

His team has made significant advances in high temperature and high pressure, deepwater, wellbore integrity and other drilling and operation technologies. This made him the first employee to win the award in CNOOC Limited.

Career Development

We encourage career development by creating accessible paths for skilled workers and technicians, and standardizing procedures for promotion. We are committed to nurturing a well-structured team of top quality and productive experts.

CNOOC Limited’s Career Path of Hierarchy Levels for Skilled Workers

W12-14 Junior worker

W9-11 Intermediate worker

W7-8 Senior worker

W5-6 Technician

W4 Chief Technician

W3 Senior technician

W2 Technical experts in affiliated units

W1 Technical expert for the Group

Employee Training

CNOOC Limited has established a multi-level training system for employees, and continuously empowers employees as needed. In 2020, we continued to implement our talent development plan and key training plan, focusing on key specialties and critical roles.

Responding to the impact of COVID-19, we made great efforts to add content to our Haixue online learning platform. This enabled staff to continue learning even when on-site training was unavailable. The resources ranged from professional skills and safety to an induction course for new employees.

In 2020, employees each undertook an average 186 hours of online and offline training. Online training was the primary training in this year due to COVID-19 pandemic.

2020 Training Performance

Total trainees: 19,940 Average offline training per person: 82 hours Average online training per person: 104 hours
Average training per person for management personnel: 219 hours Average training per person for technical personnel: 131 hours Average training per person for skilled workers: 195 hours
Number of finance courses: 15 Number of courses on underground operation supervision: 50 Number of QHSE courses: 10

Year	Total training sessions	Total number of trainees	Total training hours	Total training hours per person
2020	2,416	19,940	2,980,200	186
2019	12,670	188,197	1,492,566	96

2018	23,875	266,266	1,235,644	83

Percentage of Trainees by Gender (%)	Male Employees	85%
	Female Employees	15%
Percentage of Trainees by Role (%)	Management Personnel	40%
	Technical Personnel	27%
	Skilled Workers	33%
Percentage of Trainees by Hierarchical Level (%)	Senior Management	0.8%
	Middle Management	3.5%
	Staff	95.7%
Average Training Hours by Gender	Male Employees	191
	Female Employees	158
Average Training Hours by Role	Management Personnel	219
	Technical Personnel	131
	Skilled Workers	195
Average Training Hours by Hierarchical Level	Senior Management	172
	Middle Management	206
	Staff	185

Training International Experts

In 2020, based on the international talent demands, we formulated training and exchange programs in various forms to improve the business and management capabilities of local employees, expatriate employees and overseas support teams in China.

•	International Leading Professional Talents Cultivation Plan: We signed a training agreement with the China University of Petroleum, and recruited students for our first CNOOC Strategic Masters Program. Fifteen postgraduates are majoring in exploration and development.

•	Advanced Study Program for Excellent Professionals: Our Iraq subsidiary arranged for more than 20 employees to attend British universities for undergraduate and postgraduate education. It also offered scholarships to assist the overseas studies of these promising employees.

•	Internal training from Offline to Online: Meanwhile we developed a course on oil contracts to raise employees’ awareness of international laws. Our Iraq branch developed safety, procurement and other online courses. Our Mexico branch carried out video-based training on oil spills, health, safety and environment systems, emergency medical safety, procurement and human resources. And project teams in Gabon and the Democratic Republic of the Congo organized training to improve employees’ French-language skills.

UK Colleague Wins Apprentice of the Year

The Oil & Gas UK (OGUK) Apprentice of the Year for Oil and Gas award was won by an employee of our UK subsidiary in December 2020. Industry authority OGUK seeks to recognize emerging UK talent with this award. Winner Scott Milligan, an intern mechanical technician on our Scott Platform in the North Sea, UK, promoted safety and teamwork and outshone 90 representatives of world-class energy companies.

Staff Care

As a people-oriented company, we believe that mutual development requires practical support. At home and overseas, we strictly observe regulations regarding leave. Besides statutory public holidays, we provide paid annual leave and family visit leave, and encourage staff to take vacations and rest. To migrant staff, we offer lump-sum payments, comprehensive subsidies. We offer transitional housing for single employees to continuously improve their sense of access, happiness and security in areas where available.

We endorse the trade union’s Warm Project, designed to build friendly labor relations. E-union coverage has been expanded so that employees can enjoy its services more flexibly and efficiently. In response to China's Healthy China initiative, we formulated CNOOC’s

Opinions on the Implementation of Healthy China Action. These aim to raise employees’ awareness of the benefits of health and psychological counselling.

We aim to build a home for employees, promote the integration of "association, station and home", and ensure that staff have access to warm help and mutual medical assistance.

Meanwhile, we have strengthened the construction of a home for employees and staff's nest in remote and hard areas as well as small, scattered and distant grassroots units. We also promoted the construction of facilities such as staff canteens, libraries, restrooms and common rooms.

We safeguard the rights and interests of female employees by undertaking “women’s contribution”, celebrating International Women’s Day, visiting female employees, and appealing to the professional pride and happiness of female employees.

In 2020, we endeavored to assist poor staff members. We used a special fund to help them and visited on important festival days so that they know the company cares about them.

In 2020, facing the COVID-19 outbreak, the company adheres to the people-oriented principle and puts the safety and health of employees as the top priority. We vigorously carried out health public welfare activities with free video-based COVID-19 outpatient services to minimize the impact of the pandemic on the mental health of the employees. We accordingly adjusted salary and welfare policies to ensure employees survive the pandemic. The company quarantined the offshore operation employees and offered subsidies, rewarded the employees who extended work on the sea, provided comp time and overtime pay for those who work on the land, and furthered protect pregnant women and lactating women during the pandemic.

In terms of medical security for employees, the company included the COVID-19 in the accident insurance coverage of the company and provided the full medical security through the supplementary medical insurance. What’s more, the company allowed the online claim settlement and drug purchase paid with supplementary medical insurance in 2020 and facilitated employees to seek medical treatment and purchase drugs at home and office through the digital claim settlement service.

Social Contributions

As a corporate citizen, we are committed to serving society, creating harmony, benefiting people and promoting sustainable development. Over the years, we have actively fulfilled our social responsibility. We use our expertise to help with maritime rescue, targeted poverty alleviation, community development and voluntary services.

Economic Contributions

In 2020, we withstood the huge impact of low oil prices and COVID-19. We focused on high-quality development, investment efficiency, strengthening our competitive cost advantages, creating economic benefits, and fulfilling our responsibilities and missions. In 2020, we recorded oil and gas sales revenue of RMB 139.6 billion, with a net profit of RMB 24.96 billion.

In 2020, we paid RMB 38.1 billion in tax, including income tax, value-added tax, mining fees and resource tax. This created more than 18,000 jobs around the world.

Maritime Rescue

As China’s largest producer of offshore crude oil and natural gas, we promote emergency management, improve emergency response capabilities, participate in maritime rescue and keep the sea safe.

In 2020, we built a rapid adjusting mechanism from “normal management” to “unconventional leadership”. We leveraged our resources and large-scale equipment and facilities for emergency rescue, and coordinated emergency responses with maritime departments and government agencies. This opened a green channel for land, sea and air rescue. The operating environment also benefitted from our technical research on information and communication, oil spill disposal, extreme weather rescues, and working conditions that safeguard personnel, property and ships.

In 2020, the company offered maritime search and rescue or assistance 28 times, rescuing 52 people and 10 ships, for which we used 35 ships and 10 helicopters in total. We were praised 6 times, including 1 commendation by the government and five commendation letters.

	Tianjin Branch	Hainan Branch	Shenzhen Branch	Shanghai Branch
Rescue missions	11	9	2	6
Ships mobilized	12	10	4	9
Helicopters mobilized	8	1	0	1
People rescued	1	40	7	4
Ships rescued	1	7	2	0

Tianjin Branch Rescues Patient with Acute Myocardial Infarction

At 19:00, June 8, 2020, an employee of a platform in Bohai Sea fell victim to suspected acute myocardial infarction. Our Tianjin branch launched an emergency plan within one hour: it delivered details of the patient’s information to TEDA International Cardiovascular Hospital and dispatched a helicopter to rescue him. By 2 am the next day, coronary angiography and cardiac stent implantation were completed and the patient was saved.

Shanghai Branch Carries Out Maritime Rescue Amid Typhoon

On August 3, 2020, Typhoon Hagupit hit coastal areas of Yueqing, Zhejiang Province, with winds of 13-grade speed. At the request of local maritime safety officers, our Shanghai branch ships Xinrun 6 and Oriental Warrior brought rescue workers safely back to shore and continued to guard the shoal for 48 hours.

Highly praised by the maritime search and rescue center in Ningbo and Wenzhou, this effort demonstrated our commitment to social responsibility in action.

Public Welfare

To standardize our public welfare work, we published Management Methods of Charity and Public Welfare Causes. This document regulates division of responsibilities, approval authority and implementation acceptance. In 2020, we donated RMB 93.30 million to public welfare.

Targeted Poverty Alleviation

2020 marked the conclusion of China’s efforts in poverty alleviation. To ensure the initiative’s success, we invested RMB 69.87 million and implemented 15 projects. These focused on strengthening outcomes for registered impoverished families and combining financial assistance with capacity-building. Our efforts covered livelihoods, education, industry, employment and poverty relief effort through consumption. Since 2002, we have sought to alleviate poverty in Nima County, Tibet. In the eight years of pairing efforts, we have sent more than 30 Tibetan-aid cadres, poverty alleviation cadres, and engineering and technical personnel to address rural tourism, medical security, personnel training, employment, ecological protection, infrastructure and education.

In 2020, we undertook 10 projects in Nima County, with a total investment of RMB 40 million. RMB 35.2 million was used to reconstruct commercial and living infrastructure. RMB 500,000 was donated to the pairing-aid trade union, helping 151 migrant workers and employees with difficulties relating to livelihoods, medical treatment and student aid.

To hone the vocational skills of local grassroots employees, RMB 4.3 million has been invested in medical and municipal cleaning training. With these efforts, we improve local facilities and the environment, tap the potential for local economic development, improve living standards and contribute to building a more prosperous society.

In 2020, CUCBM increased its poverty alleviation efforts in Lin County and Xing County, Shanxi Province. We invested RMB 4.267 million in upgrading projects across Caijiahui Town in Xing County. And, using RMB 3 million from our poverty alleviation fund, we helped the Luoyukou village in Xing County become both livable and beautiful.

Community Building

Globally, CNOOC Limited has responded positively to the needs of regional development and fully guaranteed and served the people's livelihood. In China, the Company is active in poverty alleviation, environmental protection, elderly care and disability assistance amid our production and operation; overseas, we proactively participate in the development of local communities, implements projects such as community infrastructure construction, stable employment, education and student assistance, participates in cultural exchange and cultural integration, and helps local community residents improve their sense of happiness and satisfaction.

CNOOC Limited (Headquarters)

Social Improvement

In 2020, we invested RMB 8.35 million to improve rural living in Baoting County and Wuzhishan City in Hainan Province. We constructed a drinking water pipe network, ensuring the quality and quantity of water for local people. We assisted in the development of supermarket for poverty alleviation and farmers in villages and towns and improved their quality of life.

As of the end of 2020, the project had benefited more than 6,960 families in 11 townships.

Southeast Asian Branch

Employment Promotion

Owing to COVID-19, the number of unemployed people grew in 2020. The operator of Husky-CNOOC Madura Limited – an offshoot of our Southeast Asian subsidiary – cooperated with local organizations to create employment opportunities through diversified engineering and supporting facilities construction.

North America Subsidiary

Community Contribution

In 2020, our North American subsidiary cohosted the 32nd Regional Indigenous Recognition Awards, demonstrating our commitment and contribution to local culture. The award aims to recognize those who have made positive contributions to local development: leaders, students, entrepreneurs, athletes, etc.

Disaster Relief Assistance

In April 2020, the North American subsidiary supported flood-stricken residents of Fort McMurray, Canada. Six volunteers distributed free, clean drinking water and alerted affected people via social media. The volunteers strictly abided by the pandemic prevention and control requirements of health and environmental departments.

Charitable Donations

We provide funds and resource assistance to those in need, subject to our operation and capacity. Our Charity and Public Welfare Committee prepares an annual plan and approve budgets. Subsidiaries and branches organize and implement specific activities, mainly covering education, culture, health and sports, environmental protection, energy conservation and emission reduction.

Employee Volunteers

We encourage employees to participate in voluntary activities, to raise awareness of environmental protection and social welfare.

In 2020, our Blue Force promoted systematic volunteering and encouraged employees to participate in social welfare. Our scope became more diverse while our project management became more scientific and our organization more standardized – all of which enhanced the quality of our voluntary service.

Looking ahead, CNOOC Limited will continue to rise to challenges, seize opportunities, develop clean and low-carbon energy, and promote green and low-carbon operation.

To build a new pattern of green and low-carbon development, we will continuously upgrade our “Green Oilfields” and “Green Factories”, facilitate the development of offshore natural gas and unconventional natural gas, offshore wind power and other new energy business, promote the upgrading of management mode and accelerate our intelligent and digital transformation. To keep enhancing and refining the ESG management, in addition to adhering to various ESG principles including the United Nations Global Compact, TCFD and IPIECA to guide our ESG management and information disclosure, we will also comprehensively identify and assess the impact of ESG related risks on the Company's operation in order to better manage important ESG issues while sharing our practice and progress with stakeholders in a transparent and timely manner.

Standing at a new development stage, CNOOC Limited will embrace new energy trends while striving for higher quality, enhanced efficiency, greater sustainability and safer development, thereby taking solid steps towards becoming a world-class energy company.

Appendix

Key Performance Data

Indicator	2018	2019	2020
Total assets (million RMB)	686,381	757,731	721,275
Net assets (million RMB)	419,910	448,226	433,930
Total revenue (million RMB)	227,711	233,199	155,372
Net profit (million RMB)	52,675	61,045	24,956
Tax payment[1] (billion RMB)	44.0	50.5	38.1
Earnings per share (RMB)	1.18	1.37	0.56
Net production of the year[2] (million BOE)	475.0	506.5	528.2
Net proven reserves (billion BOE)	4.96	5.18	5.37
Dividend per share (HKD)	0.7	0.78	0.45
Crude oil consumption (thousand tons)	324.1	371.0	387.0
Natural gas consumption (billion cubic meters)	1.881	2.051	2.228
Diesel consumption (thousand tons)	29.4	55.4	58.0
Electricity consumption (million kWh)	203	254	283
Energy saving (tons of standard coal equivalent)	165,148	125,340	148,788
Comprehensive energy consumption per ton of production (tons of standard coal equivalent/ton)	0.0515	0.0553	0.0550
Direct total GHGs (million tons of CO2 equivalent)	7.345	8.597	9.123
Indirect total GHGs (million tons of CO2 equivalent)	0.135	0.186	0.222
Total GHGs (million tons of CO2 equivalent)	7.480	8.783	9.345
GHGs per ton of production (tons of CO2 equivalent/ton)	0.1328	0.1493	0.1470
Non-hazardous waste (tons)	13,970	16,104	30,703
Hazardous waste (tons)	29,426	45,772	28,011
Freshwater consumption (million tons)	1.859	2.137	2.120

Freshwater consumption per ton of production (cubic meters/ton)	0.0335	0.0367	0.0333
Water saving (thousand tons)	108	182	89
Number of employees	18,312	18,703	18,353
Number of female employees	2,846	2,960	2,597
Total training hours (hours)	1,235,644	1,492,566	2,980,200
Occupational health examination rate (%)	100	100	100

1 Tax payment refers to paid-in tax in the year, including income tax, value-added tax, royalties, resource tax, etc.

2 Unless otherwise stated, all amounts of reserve and production in this report include our interests in equity investments.

Independent Assurance Report

Independent Assurance Report

Deloitte. 德勤

Independent Assurance Report

To the Board of Directors of China National Offshore Oil Corporation Limited (the "Board of Directors"):

We have been engaged by the Board of Directors of China National Offshore Oil Corporation Limited ("CNOOC Limited") to perform a limited assurance engagement on its *2020 Environmental, Social and Governance ("ESG") Report* for the period from 1 January 2020 to 31 December 2020.

Responsibilities of the Board of Directors

The Board of Directors is responsible for preparing the 2020 ESG Report in accordance with *Environmental, Social and Governance Reporting Guide* ("ESG Reporting Guide") issued by Hong Kong Stock Exchange, and its presentation (including reporting guidelines, limitations, reporting data and relevant identification procedures).

The Board of Directors is also responsible for determining CNOOC Limited's objectives in respect of ESG performance and reporting, including identifying stakeholders and relevant material issues, establishing and maintaining appropriate performance management system and internal control system for obtaining performance information in the report, and maintaining sufficient records.

Our Responsibilities

In accordance with the agreed terms with CNOOC Limited, we are responsible for performing a limited level of assurance engagement on selected data and performance claims ("the Subject Matter Information") in the 2020 ESG Report. Our work is only for the Board of Directors, and for no other purposes. We do not assume responsibility or accept liability to any other person or third party for our work or the contents of this report.

Our Independence and Quality Control

We conducted our engagement in accordance with the independence and other ethical requirements in the *Code of Ethics for Professional Accountants* issued by the International Ethics Standards Board for Accountants. We maintain a comprehensive system of quality control applying *International Standard on Quality Control 1*.

Basis of Our Work

We conducted our work in accordance with *International Standard on Assurance Engagements 3000: Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* issued by the International Federation of Accountants. We planned and performed our engagement to obtain all the information and evidences which we considered necessary to form conclusions.

Procedures, Scopes and Limitations of Our Work

Our work performed includes interviewing personnel responsible for *the ESG Report*, analyzing information, and other steps to collect evidences. Specifically, our procedures include:

- Interviewing management and staff responsible for the Subject Matter Information, to understand the process for determining the key stakeholders and material issues, and applicable controls.
- Assessing the inclusion of the Subject Matter Information in the *ESG Report* against requirements of the *ESG Reporting Guide*, and comparing the sampled original documents from Headquarter with the statements in the *ESG Report*.
- Establishing acknowledgement of Subject Matters regarding the *2020 ESG Report* with CNOOC Limited to perform this limited assurance engagement.
- Analyzing sampled data and performance claims, reviewing its consistency with our work results, and Assessing the effectiveness of the control on the *ESG Report* preparation procedure.

The extent of evidence gathering procedures performed is less than that of a reasonable assurance engagement and therefore a lower level of assurance is provided. Our work performed is not for the purpose of expressing an opinion on the effectiveness of CNOOC Limited's internal control.

We performed our limited assurance engagement at headquarter of CNOOC Limited. We did not carry out such engagement at any other branches and subsidiaries of CNOOC Limited, nor interview with external stakeholders. Moreover, historical data and financial information are not within the scope of our work.

Our Conclusions

Based on our work performed, nothing has come to our attention that would lead us to believe that there is any material misstatement related to the Subject Matter Information in CNOOC Limited's *2020 ESG Report*.

This is translation of the Chinese language version of the Independent Assurance Report. If there is any conflict between the English and Chinese version, the Chinese version will prevail.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

25 March 2021

ESG Reporting Guide Index

Aspects	General Disclosures and KPIs	Locations in the Report	External Verification
A1 Emissions

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.

		P11-14、P61-62	Yes
	A1.1 The types of emissions and respective emissions data.	P61-62	Yes
	A1.2 Greenhouse gas emissions in total (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P59	Yes
	A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P61	Total hazardous waste verified
	A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P61	Total non- hazardous waste verified
	A1.5 Description of measures to mitigate emissions and results achieved.	P61-62	Yes
	A1.6 Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	P61-62	Yes
A2	General Disclosure		Yes

Use of Resource	Policies on the efficient use of resources, including energy, water and other raw materials.	P57-60
	A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	P57	Yes
	A2.2 Water consumption in total and intensity (e.g. per unit of production volume, per facility).	P58	Yes
	A2.3 Description of energy use efficiency initiatives and results achieved.	P57	Yes
	A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	P58	Yes
	A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	——	——
A3 The Environment and Natural Resources	General Disclosure Policies on minimising the significant impacts on the environment and natural resources.	P53、P62-64	Yes
	A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P53、P62-64	Yes
B1 Employment	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on	P67-71	Yes

the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.
	B1.1 Total workforce by gender, employment type, age group and geographical region.	P68-70	Yes
	B1.2 Employee turnover rate by gender, age group and geographical region.	P70	Yes
B2 Health and Safety

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.

		P38-50	Yes
	B2.1 Number and rate of work-related fatalities.	P42	Yes
	B2.2 Lost days due to work injury.	——	——
	B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored.	P38-50	Yes
B3 Development and Training	General Disclosure Policies on improving knowledge and skills for discharging duties at work. Description of training activities.	P72-78	Yes
	B3.1 The percentage of employees trained by gender and employee	P77	Yes

category (e.g. senior management, middle management).
	B3.2 The average training hours completed per employee by gender and employee category.	P77	Yes
B4 Labour Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	P67、68、71	Yes
	B4.1 Description of measures to review employment practices to avoid child and forced labor.	P67-68	Yes
	B4.2 Description of steps taken to eliminate such practices when discovered.	P67-68	Yes
B5 Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain.	P35-36	Yes
	B5.1 Number of suppliers by geographical region.	P35	Yes
	B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	P35-36	Yes
B6 Product Responsibility

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant lawsand regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy

		P30-34	Yes

matters relating to products and services provided and methods of redress.
	B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	——	——
	B6.2 Number of products and service related complaints received and how they are dealt with.	P31	Yes
	B6.3 Description of practices relating to observing and protecting intellectual property rights.	P33-34	Yes
	B6.4 Description of quality assurance process and recall procedures.	P31	Yes
	B6.5 Description of consumer data protection and privacy policies, how they are implemented and monitored.	P32	Yes
B7 Anti-corruption

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws

and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.

		P23-26	Yes
	B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	——	——
	B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	P23-26	Yes
B8	General Disclosure		Yes

Community Investment	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the Communities’ interests	P82-88
	B8.1 Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	P82-88	Yes
	B8.2 Resources contributed (e.g. money or time) to the focus area.	P82-88	Yes

TCFD Disclosure Index

TCFD recommended disclosures	Pages
Governance Disclose the organisation’s governance around climate-related issues and opportunities.
a) Describe the board’s oversight of climate-related risks and opportunities.	N/A
b) Describe the management’s role in assessing and managing climate-related risks and opportunities.	P56
Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s business, strategy and financial planning where such information is material.
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term	P55-56
b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning.	P55-56
c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios.	N/A
Risk Management Disclose how the organisation identifies, assesses and manages climate-related risks.

a) Describe the organisation’s processes for identifying and assessing climate-related risks.	P55-56
b)Describe the organisation’s processes for managing climate-related risks.	P55-56
c) Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organization’s overall risk management.	P55-56
Metrics and Targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	P55-56、P59-60
b) Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions, and the related risks.	P59-60
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	P11-14、P59-60

International Petroleum Industry Environmental Conservation Association (IPIECA) Guide Index

Governance and business ethics
GOV-1	P61-62
GOV-2	P18、22
GOV-3	P23-26
GOV-4	N/A
GOV-5	N/A
Climate change and energy
CCE-1	P55-56
CCE-2	P55-56

CCE-3	P11-14、P59-60
CCE-4	P60
CCE-5	N/A
CCE-6	P13、P57
CCE-7	N/A
Environment
ENV-1	P58
ENV-2	P61
ENV-3	P63
ENV-4	P63-64
ENV-5	P61
ENV-6	P62
ENV-7	N/A
ENV-8	P54
Safety, health and security
SHS-1	P39-50
SHS-2	P50
SHS-3	P42
SHS-4	——
SHS-5	P31
SHS-6	P47-49
SHS-7	P39-46
Social
SOC-1	P71
SOC-2	P35-36
SOC-3	P50
SOC-4	P79
SOC-5	P67-68
SOC-6	P71

SOC-7	P72-78
SOC-8	P71
SOC-9	P83-88
SOC-10	N/A
SOC-11	N/A
SOC-12	N/A
SOC-13	P85-88
SOC-14	N/A
SOC-15	P85-86